UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSRS

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004

Copies to:
Jeffrey A. Dalke, Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: DECEMBER 31

Date of reporting period: JUNE 30, 2003

ITEM 1. REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Trust

Institutional Liquid Assets

► Prime Obligations Portfolio

► Money Market Portfolio

► Government Portfolio

► Treasury Obligations Portfolio

► Treasury Instruments Portfolio

► Federal Portfolio

► Tax-Exempt Diversified Portfolio

► Tax-Exempt California Portfolio

► Tax-Exempt New York Portfolio

SEMIANNUAL REPORT
June 30, 2003

Goldman
Sachs

Goldman Sachs Trust
Institutional Liquid Assets

Taxable Portfolios*

Prime Obligations Portfolio. The Portfolio invests in securities of the U.S. government, its agencies, authorities and instrumentalities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities, and repurchase agreements.

Money Market Portfolio. The Portfolio invests in securities of the U.S. government, its agencies, authorities and instrumentalities, U.S. dollar denominated obligations of U.S. and foreign banks, U.S. dollar denominated commercial paper and other short-term obligations of U.S. and foreign companies, foreign governments, states, municipalities and other entities, and repurchase agreements.

Government Portfolio. The Portfolio invests, directly or indirectly, only in securities of the U.S. government, its agencies, authorities and instrumentalities, and repurchase agreements relating to such securities.

Treasury Obligations Portfolio. The Portfolio invests only in securities issued by the U.S. Treasury which are backed by the full faith and credit of the U.S. government, and repurchase agreements relating to such securities.

Treasury Instruments Portfolio. The Portfolio invests only in certain U.S. Treasury Obligations, the interest income from which is generally exempt from state income taxation.

Federal Portfolio. The Portfolio invests only in certain securities of the U.S. government and certain of its agencies, authorities and instrumentalities, the interest income from which is generally exempt from state income taxation.

** Past performance is no guarantee of future results. Yields will vary. An investment in any of the ILA Portfolios is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolios seek to preserve the value of your investment at $1.00 per unit/share, it is possible to lose money by investing in the Portfolios. More complete information, including management fees and expenses, is included in the ILA Portfolios' prospectuses, or may be obtained by calling Goldman Sachs Funds at 1-800-621-2550.*

Tax-Exempt Portfolios*

Tax-Exempt Diversified Portfolio. The Portfolio invests in municipal obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is exempt from federal income tax, and not an item of tax preference under the federal alternative minimum tax.

Tax-Exempt California Portfolio. The Portfolio is a non-diversified portfolio consisting primarily of municipal obligations issued by or on behalf of the State of California and its political subdivisions, agencies and instrumentalities and other obligations that are exempt from federal and California state income taxes, and not an item of tax preference under the federal alternative minimum tax.

Tax-Exempt New York Portfolio. The Portfolio is a non-diversified portfolio consisting primarily of municipal obligations issued by or on behalf of the State of New York and its political subdivisions, agencies and instrumentalities and other obligations that are exempt from federal, New York State and New York City income taxes, and not an item of tax preference under the federal alternative minimum tax.

ILA Prime Obligations Portfolio

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations—42.0%			
Asset-Backed			
Asset Portfolio Funding Corp.			
$ 19,236,000	1.21%	08/08/2003	$ 19,211,431
Blue Ridge Asset Funding			
25,000,000	1.20	08/21/2003	24,957,500
Citibank Credit Card Issuance Trust			
25,000,000	1.10	09/10/2003	24,945,764
Corporate Receivables Corp.			
15,000,000	1.19	08/19/2003	14,975,704
10,000,000	1.20	09/19/2003	9,973,334
CXC, Inc.			
10,000,000	1.12	11/14/2003	9,957,689
Eagle Funding Capital Corp.			
25,006,000	1.11	07/03/2003	25,004,458
Edison Asset Securitization Corp.			
20,000,000	1.17	09/08/2003	19,955,150
6,929,000	1.20	10/07/2003	6,906,365
FCAR Owner Trust Series I			
25,000,000	1.22	08/14/2003	24,962,722
Ford Credit Floorplan Master Owner			
20,000,000	1.27	07/24/2003	19,983,772
Forrestal Funding			
10,000,000	1.26	07/14/2003	9,995,450
New Center Asset Trust			
25,000,000	1.21	08/26/2003	24,952,945
Variable Funding Capital Corp.			
30,000,000	1.20	08/06/2003	29,964,000
Financial Services			
General Electric Capital International Funding			
13,370,000	1.23	08/07/2003	13,353,098
Total Commercial Paper and Corporate Obligations			$279,099,382
Bankers Acceptance—1.5%			
Wachovia Bank, N.A.			
$ 10,000,000	1.20%	08/08/2003	$ 9,987,333
Total Bankers Acceptance			$ 9,987,333

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Medium Term Note—0.8%			
Associates Corp. of North America			
$ 5,000,000	5.75%	11/01/2003	$ 5,074,275
Total Medium Term Notes			$ 5,074,275
U.S. Government Agency Obligations—28.3%			
Federal Home Loan Mortgage Corp.			
$ 50,000,000	1.09%	09/11/2003	$ 49,891,500
54,741,000	1.18	10/09/2003	54,561,571
25,000,000	0.98	12/16/2003	24,886,250
Federal National Mortgage Association			
42,620,000	1.27	07/02/2003	42,618,503
16,408,000	1.05	11/19/2003	16,340,522
Total U.S. Government Agency Obligations			$188,298,346
Variable Rate Obligations#—21.0%			
American Express Credit Corp.			
$ 19,400,000	1.32%	07/10/2003	$ 19,401,888
Citigroup, Inc.			
20,000,000	1.41	07/17/2003	20,001,325
General Electric Capital Corp.			
5,000,000	1.32	07/09/2003	5,000,000
5,000,000	1.14	07/21/2003	5,001,400
Monumental Life Insurance Co.†			
20,000,000	1.49	07/01/2003	20,000,000
Morgan Stanley Dean Witter & Co.			
15,000,000	1.39	07/01/2003	15,000,000
National City Bank of Indiana			
20,000,000	1.09	09/15/2003	19,998,344
Pacific Mutual Life Insurance Co.†			
25,000,000	1.62	07/01/2003	25,000,000
Wachovia Bank, N.A.			
10,000,000	1.17	07/01/2003	10,000,000
Total Variable Rate Obligations			$139,402,957
Total Investments before Repurchase Agreements			$621,862,293

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Repurchase Agreements*—6.5%			
Joint Repurchase Agreement Account I			
$ 3,400,000	1.07%	07/01/2003	$ 3,400,000
Maturity Value: $3,400,101			
Joint Repurchase Agreement Account II			
40,000,000	1.25	07/01/2003	40,000,000
Maturity Value: $40,001,384			
Total Repurchase Agreements			$ 43,400,000
Total Investments			$665,262,293

\# Variable or floating rate security index is based on the LIBOR or federal funds rate.

† Insurance company issued short-term funding agreement.

* Unless noted, all repurchase agreements were entered into on June 30, 2003.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Money Market Portfolio

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations—44.3%			
Asset-Backed			
Amstel Funding Corp.			
$ 17,004,000	1.25%	08/05/2003	$ 16,983,335
30,000,000	1.20	08/12/2003	29,958,000
25,000,000	1.23	08/15/2003	24,961,563
Asset Securitization Cooperative Corp.			
30,000,000	1.22	08/06/2003	29,963,400
Atlantis One Funding Corp.			
25,000,000	1.22	08/04/2003	24,971,194
Compass Securitiz LLC			
30,085,000	0.98	08/12/2003	30,050,603
15,600,000	1.00	08/12/2003	15,581,800
Falcon Asset Securitization Corp.			
24,338,000	1.21	09/22/2003	24,270,104
Nieuw Amsterdam Receivables Corp.			
10,000,000	1.30	07/01/2003	10,000,000
16,006,000	1.20	08/05/2003	15,987,326
Preferred Receivables Funding Corp.			
25,452,000	1.26	07/21/2003	25,434,184
Windmill Funding Corp.			
25,000,000	1.25	07/09/2003	24,993,056
Asset-Backed-Special Purpose Finance Companies			
Scaldis Capital LLC			
20,000,000	1.25	07/15/2003	19,990,278
20,000,000	1.22	09/02/2003	19,957,300
16,730,000	1.00	09/15/2003	16,694,681
Stellar Funding Group, Inc.			
43,711,000	1.25	07/14/2003	43,691,269
Commercial Banks			
Banco Santander Central Hispano SA			
20,000,000	1.21	08/21/2003	19,965,717
Banque Et Caisse D'Epargne de L'Etat Luxembourg			
50,000,000	1.31	07/16/2003	49,972,812
Depfa Bank PLC			
25,000,000	1.08	09/09/2003	24,947,500
Hamburgische Landesbank Girozentrale			
10,000,000	1.28	09/25/2003	9,969,542
15,000,000	1.28	10/20/2003	14,940,800
Societe General N.A.			
40,000,000	1.23	07/10/2003	39,987,750
30,000,000	1.13	11/03/2003	29,882,812
Standard Life Funding BV			
40,000,000	1.23	08/18/2003	39,934,400
25,000,000	0.95	11/25/2003	24,903,021

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations (continued)			
Insurance Carrier			
ING (U.S.) Funding LLC			
$ 30,000,000	1.22%	08/18/2003	$ 29,951,200
Savings Institution			
Alliance & Leicester PLC			
25,000,000	1.22	07/14/2003	24,989,031
39,000,000	1.23	07/14/2003	38,982,678
Security & Commodity Brokers, Dealers and Services			
KBC International Finance N.V.			
25,000,000	1.21	08/06/2003	24,969,750
Total Commercial Paper and Corporate Obligations			$ 746,885,106
Certificates of Deposit-Eurodollar—11.3%			
ABN Amro Bank NV			
$ 15,000,000	1.20%	09/03/2003	$ 14,999,998
50,000,000	1.17	09/10/2003	50,006,858
Barclays Bank PLC			
50,000,000	1.26	07/01/2003	50,000,000
15,000,000	1.18	09/17/2003	15,000,000
Lloyds TSB Bank PLC			
35,000,000	0.94	10/20/2003	35,001,060
Nordeutsche Landesbank Girozentrale			
25,000,000	1.19	08/25/2003	24,999,619
Total Certificates of Deposit-Eurodollar			$ 190,007,535
Certificates of Deposit-Yankeedollar—6.2%			
Bayerische Landesbank Girozentrale			
$ 25,000,000	1.23%	10/29/2003	$ 25,012,321
Svenska Handelsbanken AB			
50,000,000	1.20	08/22/2003	49,999,997
20,000,000	1.21	09/05/2003	20,000,366
Westdeutsche Landesbank Girozentrale			
10,000,000	2.21	08/08/2003	9,999,845
Total Certificates of Deposit-Yankeedollar			$ 105,012,529
Medium-Term Note-Eurodollar#—0.9%			
HBOS Treasury Services PLC			
$ 15,000,000	1.40%	07/16/2003	$ 15,011,362
Total Medium-Term Note-Eurodollar			$ 15,011,362

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—8.9%			
Federal Home Loan Mortgage Corp.			
$ 75,175,000	0.98%	11/26/2003	$ 74,872,128
25,000,000	1.02	12/04/2003	24,889,500
Federal National Mortgage Association			
50,000,000	1.18	10/08/2003	49,837,750
Total U.S. Government Agency Obligations			**$ 149,599,378**
Variable Rate Obligations#—19.9%			
American Express Credit Corp.			
$ 25,000,000	1.34%	07/10/2003	$ 25,005,123
BellSouth Telecommunications, Inc.			
50,000,000	1.32	09/04/2003	50,000,000
Canadian Imperial Bank of Commerce			
25,000,000	1.04	07/01/2003	24,995,167
Credit Agricole SA			
25,000,000	1.04	07/01/2003	24,995,167
Deutsche Bank AG			
25,000,000	1.44	07/01/2003	25,014,956
Deutsche Bank Financial			
10,000,000	1.28	07/01/2003	10,006,543
General Electric Capital Corp.			
15,000,000	1.32	07/09/2003	15,000,000
HBOS Treasury Services PLC			
25,000,000	1.28	08/20/2003	25,000,000
Monumental Life Insurance Co.†			
25,000,000	1.49	07/01/2003	25,000,000
Natexis Banques Populaires			
20,000,000	1.36	07/01/2003	20,000,000
New York Life Insurance Co.†			
25,000,000	1.07	07/01/2003	25,000,000
10,000,000	1.36	07/01/2003	10,000,000
Royal Bank of Canada			
25,000,000	0.98	07/22/2003	24,997,713
Sheffield Receivables Corp.			
30,000,000	1.06	07/21/2003	30,000,000
Total Variable Rate Obligations			**$ 335,014,669**
Total Investments before Repurchase Agreements			**$1,541,530,579**

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Repurchase Agreements*—8.5%			
Joint Repurchase Agreement Account I			
$ 33,200,000	1.07%	07/01/2003	$ 33,200,000
Maturity Value: $33,200,987			
Joint Repurchase Agreement Account II			
110,000,000	1.25	07/01/2003	110,000,000
Maturity Value: $110,003,819			
Total Repurchase Agreements			**$ 143,200,000**
Total Investments			**$1,684,730,579**

Variable or floating rate security index is based on the LIBOR, federal funds or Prime lending rate.

† Insurance company issued short-term funding agreement.

* Unless noted, all repurchase agreements were entered into on June 30, 2003.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Government Portfolio

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—40.3%			
Federal Farm Credit Bank			
$ 15,000,000	0.99%#	07/20/2003	$ 14,996,342
Federal Home Loan Bank			
5,000,000	1.15#	08/25/2003	4,997,974
Federal Home Loan Mortgage Corp.			
10,000,000	0.90	09/18/2003	9,980,250
Federal National Mortgage Association			
20,000,000	1.14	07/02/2003	19,999,367
5,000,000	1.19	10/01/2003	4,984,794
10,000,000	1.08	10/24/2003	9,965,500
5,000,000	1.29	12/18/2003	4,969,660
Total U.S. Government Agency Obligations			$ 69,893,887
Total Investments before Repurchase Agreements			$ 69,893,887
Repurchase Agreements^*—59.7%			
Deutsche Bank			
$ 12,000,000	1.20%	07/31/2003	$ 12,000,000
Maturity Value: $12,031,200			
Dated: 5/14/03			
Joint Repurchase Agreement Account I			
21,400,000	1.07	07/01/2003	21,400,000
Maturity Value: $21,400,634			
Joint Repurchase Agreement Account II			
70,000,000	1.25	07/01/2003	70,000,000
Maturity Value: $70,002,422			
Total Repurchase Agreements			$ 103,400,000
Total Investments			$ 173,293,887

\# Variable or floating rate security index is based on the LIBOR rate.

^ At June 30, 2003, these agreements were fully collateralized by U.S. Treasury obligations and federal agency obligations.

* Unless noted, all repurchase agreements were entered into on June 30, 2003.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Treasury Obligations Portfolio

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—42.1%			
United States Treasury Bills			
$200,000,000	1.17%	07/24/2003	$ 199,850,500
110,000,000	1.17	08/07/2003	109,867,725
30,000,000	1.04	09/04/2003	29,943,667
100,000,000	0.91	09/11/2003	99,818,000
75,000,000	0.91	12/11/2003	74,690,979
Total U.S. Treasury Obligations			$ 514,170,871
Total Investments before Repurchase Agreements			$ 514,170,871
Repurchase Agreements^*—57.9%			
Banc of America LLC			
$ 40,000,000	1.00%	07/01/2003	$ 40,000,000
Maturity Value: $40,001,111			
Barclays Bank			
150,000,000	1.15	08/15/2003	150,000,000
Maturity Value: $150,469,583			
Dated: 5/9/03			
Deutsche Bank			
100,000,000	1.13	08/04/2003	100,000,000
Maturity Value: $100,282,500			
Dated: 5/6/03			
Goldman, Sachs & Co.			
50,000,000	1.10	07/01/2003	50,000,000
Maturity Value: $50,001,528			
Greenwich Capital			
40,000,000	1.10	07/01/2003	40,000,000
Maturity Value: $40,001,222			
J.P. Morgan Chase & Co.			
50,000,000	1.08	07/01/2003	50,000,000
Maturity Value: $50,001,500			
Joint Repurchase Agreement Account I			
87,800,000	1.07	07/01/2003	87,800,000
Maturity Value: $87,802,610			
Morgan Stanley Dean Witter & Co.			
40,000,000	0.97	07/01/2003	40,000,000
Maturity Value: $40,001,078			

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Repurchase Agreements (continued)			
UBS LLC			
$ 50,300,000	1.05%	07/01/2003	$ 50,300,000
Maturity Value: $50,301,467			
100,000,000	1.16	07/03/2003	100,000,000
Maturity Value: $100,212,667			
Dated: 4/28/03			
Total Repurchase Agreements			$ 708,100,000
Total Investments			$1,222,270,871

^ At June 30, 2003, these agreements were fully collateralized by U.S. Treasury obligations.

* Unless noted, all repurchase agreements were entered into on June 30, 2003.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rates indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Treasury Instruments Portfolio

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—100.1%			
United States Treasury Bills			
$ 13,600,000	1.10%	07/03/2003	$ 13,599,169
4,400,000	0.80	07/10/2003	4,399,120
14,300,000	1.10	07/10/2003	14,296,068
32,500,000	0.80	07/17/2003	32,488,444
36,200,000	0.81	07/17/2003	36,187,049
4,700,000	0.85	07/17/2003	4,698,224
3,300,000	0.88	07/17/2003	3,298,717
125,000,000	0.80	07/24/2003	124,936,111
27,400,000	1.02	08/21/2003	27,360,407
100,000,000	1.10	08/28/2003	99,823,583
87,000,000	1.04	09/04/2003	86,836,633
2,700,000	0.82	09/11/2003	2,695,572
3,000,000	0.84	09/11/2003	2,994,960
56,900,000	0.84	09/18/2003	56,795,739
125,000,000	0.86	09/18/2003	124,765,469
Total U.S. Treasury Obligations			$ 635,175,265
Total Investments			$ 635,175,265

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rates indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Federal Portfolio

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—99.9%			
Federal Farm Credit Bank			
$ 30,000,000	1.01%#	07/01/2003	$ 29,996,718
25,000,000	1.02#	07/01/2003	24,997,013
50,000,000	1.02#	07/01/2003	49,990,173
50,000,000	1.21#	07/01/2003	49,976,573
25,000,000	1.13	07/02/2003	24,999,215
50,000,000	1.22#	07/03/2003	49,991,154
50,000,000	1.16#	07/10/2003	49,990,557
50,000,000	1.05#	07/16/2003	49,985,798
30,000,000	0.99#	07/20/2003	29,992,685
40,000,000	0.92#	07/24/2003	39,988,477
30,000,000	0.92#	07/27/2003	29,993,171
25,000,000	1.21	08/04/2003	24,971,430
60,000,000	1.20	08/07/2003	59,926,000
50,000,000	1.12	08/20/2003	49,922,222
60,000,000	1.12#	08/24/2003	59,992,794
10,000,000	1.21	08/27/2003	9,980,842
30,000,000	1.12	10/27/2003	29,889,867
50,000,000	1.22	10/27/2003	49,800,055
20,000,000	1.08	11/24/2003	19,912,400
300,000,000	1.16‡	02/02/2004	300,000,000
Federal Home Loan Bank			
98,100,000	1.13	07/02/2003	98,096,921
100,000,000	1.19#	07/02/2003	99,993,093
31,200,000	0.96	07/09/2003	31,193,344
50,000,000	1.19	07/09/2003	49,986,778
39,000,000	0.96	07/11/2003	38,989,600
50,000,000	0.97	07/11/2003	49,986,528
75,000,000	1.14#	07/14/2003	74,984,397
47,700,000	0.87	07/18/2003	47,680,403
27,000,000	1.15	07/18/2003	26,985,337
40,000,000	1.16#	07/18/2003	39,999,263
50,000,000	1.17	07/23/2003	49,964,250
30,000,000	1.18	07/25/2003	29,976,400
30,000,000	0.91#	07/27/2003	29,988,793
83,000,000	1.18	07/30/2003	82,921,104
50,000,000	1.14	08/01/2003	49,950,917
56,900,000	1.17	08/01/2003	56,842,888
65,000,000	1.11#	08/07/2003	64,983,968
100,000,000	1.15	08/08/2003	99,878,611
5,000,000	1.23	08/08/2003	4,993,508
25,000,000	1.15#	08/11/2003	24,993,045
7,800,000	1.13	08/15/2003	7,788,983
45,000,000	1.15#	08/25/2003	44,981,765
25,000,000	1.13#	08/27/2003	24,987,345
50,000,000	1.11#	09/04/2003	49,989,325
100,000,000	0.99	09/05/2003	99,818,500

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations (continued)			
Federal Home Loan Bank (continued)			
$ 48,046,000	0.93%	09/12/2003	$ 47,955,393
27,700,000	0.95	09/12/2003	27,646,920
15,000,000	1.01#	09/12/2003	14,994,619
30,000,000	0.96#	09/15/2003	29,997,568
30,000,000	5.13	09/15/2003	30,240,579
44,750,000	1.15	10/08/2003	44,609,093
30,000,000	1.14	10/10/2003	29,904,050
7,325,000	1.08	11/07/2003	7,296,652
25,000,000	6.38	11/14/2003	25,456,365
62,950,000	5.38	01/05/2004	64,207,305
25,000,000	1.25	06/18/2004	25,000,000
20,000,000	1.25	07/02/2004	20,000,000
Student Loan Marketing Association			
33,000,000	0.95	07/01/2003	33,000,000
50,000,000	1.05#	07/01/2003	49,994,822
20,000,000	2.60	07/02/2003	20,000,040
100,000,000	1.18	07/25/2003	99,921,333
145,800,000	0.96	08/12/2003	145,636,704
Tennessee Valley Authority			
45,000,000	1.13	07/02/2003	44,998,587
57,500,000	0.97	07/24/2003	57,464,366
33,000,000	1.13	08/28/2003	32,939,922
United States Treasury Bill			
26,400,000	0.80	07/10/2003	26,394,720
Total U.S. Government Agency Obligations			$3,191,911,248
Total Investments			$3,191,911,248

\# Variable or floating rate security index is based on either U.S. Treasury Bill, LIBOR, or Prime lending rate.

‡ Federal Farm Credit Banks Funding Corporation issued Master Note Purchase Agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Alabama—2.6%			
Birmingham Alabama GO VRDN Capital Improvement Series 1998 A (Regions Bank LOC) (A-1/VMIG1)			
$ 3,445,000	1.00%	07/03/2003	$ 3,445,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1996 A (A-1)			
14,000,000	1.00	07/01/2003	14,000,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1999 B (A-1/VMIG1)			
6,400,000	1.00	07/01/2003	6,400,000
Jefferson County Alabama Sewer Revenue VRDN RB for Capital Improvement Series 2002 A (FGIC) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
3,500,000	0.95	07/03/2003	3,500,000
Mobile City IDRB VRDN PCRB for Alabama Power Co. Project Series 1993 A (A-1/VMIG1)			
7,000,000	1.14	07/03/2003	7,000,000
University of Alabama VRDN RB Series 1993 B (A-1+/VMIG1)			
3,000,000	1.00	07/02/2003	3,000,000
West Jefferson IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1998 (A-1/VMIG1)			
12,100,000	0.95	07/01/2003	12,100,000
			$ 49,445,000
Alaska—0.7%			
Alaska State Housing Finance Corp. VRDN RB for Housing Development Series 2000 B (A-1+/VMIG1)			
$ 6,405,000	1.00%	07/02/2003	$ 6,405,000
Valdez Alaska Marine Term Revenue VRDN RB Refunding for Exxon Mobile Project Series 2001 (A-1+/VMIG1)			
6,300,000	0.85	07/01/2003	6,300,000
			$ 12,705,000
Arizona—1.1%			
City of Phoenix Water CP (Dexia Credit Local LOC) (A-1+/P-1)			
$ 4,000,000	1.05%	10/06/2003	$ 4,000,000
Mesa IDA VRDN RB for Discovery Health Systems Series 1999 B (MBIA) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
15,555,000	1.03	07/02/2003	15,555,000
			$ 19,555,000
California—3.2%			
California Health Facilities Finance Authority VRDN RB for Insured Hospital Adventist Series 1998 B (MBIA) (California State Teachers Retirement SPA) (A-1+/VMIG1)			
$ 5,000,000	1.00%	07/01/2003	$ 5,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
California Statewide Communities Development Authority TRANS Series 2003 A-3-Riverside (SP-1+/MIG1)			
$ 4,500,000	2.00%>	06/30/2004	$ 4,549,815
Fremont VRDN COPS for Family Resource Center Financing Project Series 1998 (KBC Bank N.V. LOC) (A-1+)			
5,600,000	1.00	07/03/2003	5,600,000
Los Angeles County Pension Obligation VRDN RB Refunding Series 1996 B (AMBAC) (Credit Local de France SPA) (A-1+/VMIG1)			
5,600,000	0.85	07/02/2003	5,600,000
Los Angeles Unified School District GO TRANS Series 2003 A (SP-1+/MIG1)			
5,000,000	2.00>	07/01/2004	5,053,000
Los Angeles Unified School District GO TRANS Series 2003 B (SP-1+/MIG1)			
10,000,000	1.50>	07/01/2004	10,056,400
Los Angeles Wastewater Systems CP (Toronto Dominion (50%) and Westdeutsche Landesbank (50%) SPA) (A-1+)			
5,000,000	1.10	08/08/2003	5,000,000
Metropolitan Water District Southern California Waterworks Revenue VRDN RB Series 2000 B-4 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
2,100,000	0.85	07/02/2003	2,100,000
Santa Barbara County Schools Financing Authority TRANS Series 2003 (MIG1)			
4,000,000	2.00>	06/30/2004	4,046,280
Santa Cruz County GO TRANS Series 2003 (SP-1+/MIG1)			
3,500,000	2.00>	07/01/2004	3,537,345
South Coast Local Education Agency Partners TRANS Series 2003 (MIG1)			
10,000,000	2.00>	06/30/2004	10,118,700
			$ 60,661,540
Colorado—0.2%			
Colorado Springs Utilities VRDN RB Subordinated Lien Series 2000 A (Bayerische Landesbank SPA) (A-1+/VMIG1)			
$ 4,100,000	0.85%	07/03/2003	$ 4,100,000
Florida—6.3%			
Broward County Housing Finance Authority VRDN MF Hsg. RB for Sanctuary Apartments Project Series 1985 (VMIG1)			
$ 5,500,000	1.08%	07/02/2003	$ 5,500,000
Broward County Housing Finance Authority VRDN MF Hsg. RB Refunding for Island Club Apartments Series 2001 A (A-1+)			
2,500,000	1.02	07/03/2003	2,500,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Florida (continued)

Florida Board of Education VRDN RB Eagle Tax-Exempt Trust Series 20010906 Class A COPS (FGIC) (Citibank) (A-1+)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
$ 1,500,000	1.05%	07/03/2003	$ 1,500,000

Florida Local Government Financing Commission Pooled CP Notes Series A (Wachovia) (A-1/P-1)

5,000,000	1.05	08/14/2003	5,000,000
3,000,000	1.10	09/09/2003	3,000,000

Jacksonville Electric Authority CP Series 2001 D (Dexia Credit Local SPA) (A-1)

9,000,000	1.10	07/02/2003	9,000,000

Jacksonville Electric Authority VRDN RB Electric Systems Series 2000 A (Westdeutsche Landesbank SPA) (A-1+/VMIG1)

7,300,000	1.00	07/01/2003	7,300,000

Jacksonville Electric Authority VRDN RB Electric Systems Series 2000 F (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)

7,900,000	1.00	07/01/2003	7,900,000

Jacksonville Electric Authority VRDN RB Electric Systems Series 2001 B (Bank of America N.A. SPA) (A-1+/VMIG1)

2,000,000	1.00	07/01/2003	2,000,000

Jacksonville Electric Authority VRDN RB Electric Systems Series 2001 C (Dexia Credit Local SPA) (A-1+/VMIG1)

6,800,000	1.00	07/01/2003	6,800,000

Jacksonville Health Facilities Authority CP Series 2001 A (Mayo Foundation) (MIG1)

10,000,000	1.05	08/05/2003	10,000,000

Jacksonville Health Facilities Authority CP Series 2001 B (Mayo Foundation) (MIG1)

6,000,000	1.00	08/13/2003	6,000,000
4,570,000	0.95	09/09/2003	4,570,000

Jacksonville Health Facilities Authority Hospital VRDN RB for Baptist Medical Center Project (First Union National Bank LOC) (A-1)

9,270,000	1.00	07/03/2003	9,270,000

Kissimmee Utility Authority CP (Bank of Nova Scotia SPA) (P-1)

5,000,000	1.10	08/20/2003	5,000,000

Lakeland Energy System VRDN RB Refunding Series 2003 (Suntrust Bank SPA) (A-1+/VMIG1)

3,000,000	0.95	07/02/2003	3,000,000

Orange County Educational Facilities Authority VRDN RB for Rollins College Project Series 2001 (Bank of America LOC) (VMIG1)

3,305,000	1.00	07/01/2003	3,305,000

Florida (continued)

Orlando Utilities Commission Water & Electric Revenue VRDN RB Series 2002 A (Bayerische Landesbank SPA) (A-1+/VMIG1)

$ 26,000,000	0.90%	07/02/2003	$ 26,000,000
			$ 117,645,000

Georgia—1.3%

Dekalb County Hospital Authority Revenue Anticipation Certificates VRDN RB for Dekalb Medical Center, Inc. Series 1993 B (Suntrust Bank LOC) (VMIG1)

$ 3,385,000	1.00%	07/02/2003	$ 3,385,000

Fulco Hospital Authority VRDN RANS for Peidmont Hospital Project Series 1999 (Suntrust Bank LOC) (A-1+/VMIG1)

8,870,000	1.00	07/02/2003	8,870,000

Georgia State GO Series 2003 A (AAA)

3,900,000	1.50>	07/01/2004	3,925,896

Municipal Electric Authority of Georgia CP Project One Series 1997 B (Bayerische Landesbank (33.3%), Wachovia Bank (33.3%) and Westdeutsche Landesbank (33.3%) SPA) (A-1+)

7,473,000	1.05	07/09/2003	7,473,000

Savannah Economic Development Authority VRDN PCRB Refunding Savannah Electric & Power Project Series 1993 (A-1/VMIG1)

1,300,000	1.00	07/01/2003	1,300,000
			$ 24,953,896

Idaho—0.2%

Idaho State GO TANS Series 2003 (SP-1+/MIG1)

$ 4,000,000	2.00%>	06/30/2004	$ 4,047,480

Illinois—7.9%

Chicago Illinois Metropolitan Water Reclamation District GO VRDN Capital Improvement Series 2003 E (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)

$ 7,000,000	0.90%	07/02/2003	$ 7,000,000

Chicago Illinois VRDN Series 2002 B (FGIC) (Landesbank Baden-Wurttm SPA) (A-1+/VMIG1)

6,000,000	0.98	07/03/2003	6,000,000

Chicago Illinois Waste Water Transmission VRDN RB Merlots Series 2001 A 125 (MBIA) (VMIG1)

1,000,000	1.08	07/02/2003	1,000,000

City of Chicago Board of Education GO VRDN Series 2000 C (FSA) (Dexia Public Finance SPA) (A-1+/VMIG1)

10,000,000	0.95	07/03/2003	10,000,000

City of Chicago Board of Education GO VRDN Series 2000 D (FSA) (Dexia Public Finance SPA) (A-1+/VMIG1)

17,500,000	0.95	07/03/2003	17,500,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Illinois (continued)			
Cook County Illinois GO VRDN Capital Improvement Series 2002 B (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)			
$ 13,000,000	1.09%	07/02/2003	$ 13,000,000
Evanston GO VRDN for Recreation Center Project Series 2000 C (Bank of America N.A. SPA) (VMIG1)			
5,000,000	1.00	07/03/2003	5,000,000
Illinois Development Finance Authority Revenue VRDN RB for Bradley University Project Series 2002 (FGIC) (National City Bank SPA) (A-1)			
3,960,000	1.00	07/03/2003	3,960,000
Illinois GO VRDN Eagle Tax-Exempt Trust Series 96 C1301 Class A (A-1+)			
4,900,000	1.05	07/03/2003	4,900,000
Illinois Health Facilities Authority Revenue VRDN RB Resurrection Health Series 1999 B (FSA) (Lasalle Bank N.A. SPA) (A-1+/VMIG1)			
10,000,000	0.99	07/02/2003	10,000,000
Illinois Health Facilities Authority VRDN RB for Herman M Finch University Series 2003 (Bank One N.A. LOC) (A-1/VMIG1)			
5,000,000	0.95	07/02/2003	5,000,000
Illinois Health Facilities Authority VRDN RB for The Revolving Fund Pooled Finance Program Series 1985 C (Bank One, N.A. LOC) (A-1+/VMIG1)			
13,150,000	1.05	07/02/2003	13,150,000
Illinois Health Facilities Authority VRDN RB for The Revolving Fund Pooled Finance Program Series 1985 D (Bank One Illinois, N.A. LOC) (A-1+/VMIG1)			
12,275,000	1.05	07/02/2003	12,275,000
Illinois State GO RANS Series 2003 (SP-1+/MIG1)			
6,000,000	2.00	01/15/2004	6,033,693
4,000,000	1.50	03/15/2004	4,015,653
10,000,000	2.00	04/15/2004	10,079,673
Illinois State GO VRDN P-Float-PT 1832 Series 2003 (FSA) (Merrill Lynch Capital Services SPA) (F-1+)			
4,260,000	1.03	07/03/2003	4,260,000
Illinois State GO VRDN P-Float-PT 1882 Series 2003 (MBIA) (Merrill Lynch Capital Services SPA) (A-1+)			
4,000,000	1.03	07/03/2003	4,000,000
Illinois State VRDN Sales Tax Revenue Merlots Series 2001 A102 (Wachovia Bank, N.A. SPA) (A-1+)			
7,480,000	1.08	07/02/2003	7,480,000
Village of Sauget VRDN PCRB for Monsanto Co. Project Series 1992 (P-1)			
3,300,000	1.05	07/02/2003	3,300,000
			$ 147,954,019

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Iowa—1.9%			
Chillicothe City VRDN PCRB for Midamerican Energy Co./Midwest Power Systems Series 1993 A (A-1/VMIG1)			
$ 900,000	1.10%	07/02/2003	$ 900,000
Iowa Higher Education Loan Authority VRDN RB for Grinnell Private College Facilities Series 2001 (A-1+/VMIG1)			
12,500,000	0.99	07/03/2003	12,500,000
Muscatine County VRDN PCRB for Monsanto Co. Project Series 1992 (P-1)			
1,000,000	1.05	07/02/2003	1,000,000
Salix City VRDN PCRB for Midwest Power Systems, Inc. Project Series 1993 (A-1/VMIG1)			
21,795,000	1.10	07/02/2003	21,795,000
			$ 36,195,000
Kansas—0.6%			
Kansas DOT Highway VRDN RB Series 2000 C-2 (A-1+/VMIG1)			
$ 12,000,000	0.96%	07/02/2003	$ 12,000,000
Kentucky—1.1%			
Kentucky Development Finance Authority Hospital Revenue VRDN RB Series 2002 PT 625 (FGIC) (Banque Nationale Paris SPA) (A-1+)			
$ 12,280,000	1.03%	07/03/2003	$ 12,280,000
Kentucky Economic Development Financing Authority Hospital Facilities VRDN RB for The Health Alliance of Greater Cincinnati Series 1997 D (MBIA) (Credit Suisse First Boston SPA) (A-1+/VMIG1)			
5,892,000	1.00	07/02/2003	5,892,000
Louisville & Jefferson County VRDN Eagle Tax-Exempt Trust Series 20011701 Class A COPS (MBIA) (A-1+)			
2,500,000	1.05	07/03/2003	2,500,000
			$ 20,672,000
Louisiana—1.7%			
Ascension Parish Louisiana VRDN PCRB for Shell Oil Series 1996 (A-1+/VMIG1)			
$ 5,000,000	0.90%	07/01/2003	$ 5,000,000
Ascension Parish Louisiana VRDN PCRB for Vulcan Materials Co. Series 1996 (VMIG1)			
8,200,000	1.00	07/02/2003	8,200,000
Louisiana Offshore Terminal Authority Deepwater Port VRDN RB Refunding Loop LLC Project Series 2003 A (Suntrust Bank LOC) (A-1)			
5,000,000	1.00	07/01/2003	5,000,000
New Orleans Aviation Board VRDN RB Refunding Series 1993 B (MBIA) (Dexia Credit Local SPA) (A-1+/VMIG1)			
9,655,000	1.05	07/02/2003	9,655,000

The accompanying notes are an integral part of these financial statements.

12

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Louisiana (continued)			
New Orleans Aviation Board VRDN RB Refunding Series 1995 A (MBIA) (Dexia Credit Local SPA) (A-1+/VMIG1)			
$ 4,780,000	1.05%	07/02/2003	$ 4,780,000
			$ 32,635,000
Maine—0.5%			
Maine State GO TANS Series 2003 (SP-1+/MIG1)			
$ 8,500,000	1.75%>	06/30/2004	$ 8,579,815
Maryland—0.5%			
University of Maryland System Auxiliary Facility & Tuition VRDN P-Floats-PT 428 Series 2000 (Merrill Lynch Capital Services SPA) (A-1)			
$ 4,945,000	1.03%	07/03/2003	$ 4,945,000
Washington Suburban Sanitation District VRDN BANS Series 2001 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
4,000,000	1.00	07/02/2003	4,000,000
			$ 8,945,000
Massachusetts—1.7%			
Massachusetts Bay Transportation Authority GO VRDN for General Transportation Systems Series 2000 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
$ 5,000,000	0.95%	07/02/2003	$ 5,000,000
Massachusetts State Development Finance Agency Revenue VRDN RB for Phillips Academy Series 2003 (Bank of New York SPA) (A-1+/VMIG1)			
5,000,000	0.96	07/03/2003	5,000,000
Massachusetts State GO VRDN Series 1998 B (Toronto Dominion Bank SPA) (A-1/VMIG1)			
5,000,000	0.90>	07/03/2003	5,000,000
Massachusetts State Health & Educational Facilities Authority Revenue VRDN RB for Capital Asset Program Series 1985 E (First National Bank LOC SPA) (VMIG1)			
5,000,000	0.95	07/01/2003	5,000,000
Massachusetts State Health & Educational Facilities Authority Revenue VRDN RB for Partners Healthcare Systems Series 2003 D-6 (A-1+/VMIG1)			
2,000,000	0.95	07/01/2003	2,000,000
Massachusetts Water Resources Authority CP Series 1999 (State Street Corp. LOC) (A-1+/P-1)			
10,000,000	1.05	08/19/2003	10,000,000
			$ 32,000,000
Michigan—5.8%			
Detroit Water Supply System VRDN RB Refunding Senior Lien Series 2003 D (MBIA) (Bank One N.A. SPA) (A-1/VMIG1)			
$ 5,000,000	1.00%	07/02/2003	$ 5,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Michigan (continued)			
Michigan Building Authority VRDN P-Floats-PT 398 Series 2000 (Merrill Lynch Capital Services SPA) (A-1)			
$ 6,600,000	1.03%	07/03/2003	$ 6,600,000
Michigan Municipal Bond Authority Revenue Notes Series 2002 C-1 (SP-1+)			
28,000,000	2.25	08/22/2003	28,033,416
Michigan Municipal Bond Authority VRDN P-Floats-PT 396 Revenue Series 1998 (Merrill Lynch Capital Services SPA) (A-1)			
8,600,000	1.03	07/03/2003	8,600,000
Michigan State GO Series 2003 (SP-1+/MIG1)			
15,000,000	1.50	09/30/2003	15,018,371
Michigan State Hospital Finance Authority VRDN RB Refunding for Trinity Health Series 2000 E (AMBAC) (Bank One N.A. SPA) (A-1/VMIG1)			
32,500,000	0.95	07/03/2003	32,500,000
State of Michigan (A-1+/VMIG1)			
5,000,000	1.06	10/06/2003	5,000,000
University of Michigan University VRDN Revenues (A-1+/VMIG1)			
6,940,000	0.95	07/03/2003	6,940,000
			$ 107,691,787
Minnesota—1.9%			
City of Rochester Health Care Facilities Mayo Foundation CP Series 1992 A (A-1+)			
$ 4,000,000	1.05%	08/18/2003	$ 4,000,000
City of Rochester Health Care Facilities Mayo Foundation CP Series 2001 A (Wachovia Bank N.A. SPA) (A-1)			
10,000,000	1.03	09/08/2003	10,000,000
City of Rochester Health Care Facilities Mayo Foundation CP Series 2001 C (U.S. Bank National SPA) (A-1)			
5,000,000	1.05	08/18/2003	5,000,000
City of Rochester Health Care Facilities Mayo Foundation CP Series 2001 D (Wells Fargo & Co. SPA) (A-1)			
6,000,000	1.05	07/14/2003	6,000,000
City of Rochester Health Care Facilities Mayo Foundation CP Series A (JP Morgan Chase & Co. SPA) (SP-1+)			
7,000,000	1.05	08/21/2003	7,000,000
University of Minnesota VRDN RB Series 1999 A (A-1+/VMIG1)			
3,825,000	1.10	07/02/2003	3,825,000
			$ 35,825,000
Mississippi—1.3%			
Jackson County PCRB VRDN Refunding for Chevron U.S.A. Inc. Project Series 1992 (VMIG1)			
$ 8,200,000	0.90%	07/01/2003	$ 8,200,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Mississippi (continued)			
Mississippi GO VRDN Eagle Tax-Exempt Trust Series 20012401 Class A (A-1+)			
$ 10,655,000	1.05%	07/03/2003	$ 10,655,000
Mississippi State GO VRDN Merlots Series 2003 B08 (FSA) (Wachovia Bank N.A. SPA) (VMIG1)			
5,000,000	1.08	07/02/2003	5,000,000
			$ 23,855,000
Missouri—0.5%			
Bi State Development Agency of Missouri Illinois Metropolitan District VRDN RB for Metrolink Cross County Project Series 2002 A (FSA) (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
$ 5,000,000	0.95%	07/02/2003	$ 5,000,000
Missouri Environmental Improvement & Energy VRDN PCRB Refunding for Monsanto Co. Project Series 1993 (P-1)			
5,000,000	1.00	07/02/2003	5,000,000
			$ 10,000,000
Nevada—0.4%			
Clark County Nevada VRDN Eagle Tax-Exempt Trust Series 002801 Class A (A-1+)			
$ 6,920,000	1.05%	07/03/2003	$ 6,920,000
New Hampshire—1.0%			
New Hampshire Health & Education Facilities Authority Revenue VRDN RB for Dartmouth College Series 2003 (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
$ 5,000,000	1.00%	07/02/2003	$ 5,000,000
New Hampshire Health & Education Facilities Authority Revenue VRDN RB for Phillips Exeter Academy Series 2003 (Northern Trust Co. SPA) (A-1+/VMIG1)			
6,000,000	0.99	07/03/2003	6,000,000
New Hampshire State GO Refunding Series 2003 A (Aa2/AA+)			
3,235,000	4.00	07/15/2004	3,340,180
New Hampshire State GO VRDN Floater-PT 1845 Series 2003 (Merrill Lynch Capital Services SPA) (F-1+)			
4,000,000	1.03	07/03/2003	4,000,000
			$ 18,340,180
New Mexico—1.6%			
Albuquerque GO Series 2003 B (Aa3/AA)			
$ 3,000,000	2.50%>	07/01/2004	$ 3,043,410
Albuquerque VRDN RB Refunding for Affordable Housing Projects Series 2000 (MBIA) (Bank of America N.A. SPA) (A-1+/VMIG1)			
5,605,000	1.00	07/02/2003	5,605,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New Mexico (continued)			
Bernalillo County Gross Receipts Tax VRDN RB P-Float-PT 791 Series 2003 (MBIA) (Merrill Lynch Capital Services SPA) (AA)			
$ 4,995,000	1.03%	07/03/2003	$ 4,995,000
New Mexico State Severance Tax VRDN P-Floats-PT 1428 (A-1+)			
4,990,000	1.03	07/03/2003	4,990,000
University of New Mexico VRDN RB Refunding Sub Lien Systems Improvement Series 2001 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
7,845,000	1.04	07/02/2003	7,845,000
University of New Mexico VRDN RB Refunding Sub Lien Systems Series 2003 B (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
2,500,000	1.00	07/02/2003	2,500,000
			$ 28,978,410
New York—11.8%			
Metropolitan Transportation Authority Dedicated Tax Fund VRDN RB PA-656 Series 2000 A (FGIC) (Merrill Lynch Capital Services SPA) (A-1+)			
$ 2,600,000	1.01%	07/03/2003	$ 2,600,000
Metropolitan Transportation Authority VRDN RB Refunding Transportation Series 2002 G-1 (AMBAC) (Bank of Nova Scotia SPA) (A-1+/VMIG1)			
5,000,000	0.96	07/03/2003	5,000,000
Nassau County Industrial Development Agency Civic Facility & Improvement VRDN RB Refunding for Cold Spring Harbor Laboratory Series 1999 (Morgan Guaranty Trust SPA)(A-1+)			
11,800,000	1.00	07/01/2003	11,800,000
New York City Municipal Water Finance Authority CP (Bayerische Landesbank (50%) and Westdeutsche Landesbank (50%) SPA) (A-1+)			
10,500,000	1.05	07/17/2003	10,500,000
8,000,000	0.95	09/05/2003	8,000,000
New York City Municipal Water Finance Authority Water & Sewer Systems Revenue VRDN RB Series 1993 C (FGIC SPA) (A-1+/VMIG1)			
6,900,000	0.90	07/01/2003	6,900,000
New York City Transitional Finance Authority BANS Series 2002 (SP-1+/MIG1)			
15,500,000	2.50	11/06/2003	15,548,287
New York City Transitional Finance Authority Recovery VRDN RB Subseries 2002 3B (Bank of New York SPA) (A-1+/VMIG1)			
5,550,000	1.10	07/01/2003	5,550,000
New York City Transitional Finance Authority Recovery VRDN RB Subseries 2002 3E (Bank of New York SPA) (A-1+/VMIG1)			
17,100,000	0.98	07/01/2003	17,100,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York City Transitional Finance Authority Recovery VRDN RB Subseries 2002 3H (Bank of New York SPA) (A-1+/VMIG1)			
$ 7,350,000	0.95%	07/01/2003	$ 7,350,000
New York City Transitional Finance Authority VRDN RB for Future Tax Secured Series 1998 A-2 (Credit Local de France, Morgan Guaranty Trust and Bank of Nova Scotia SPA)(A-1+/VMIG1)			
6,000,000	0.90	07/02/2003	6,000,000
New York City Transitional Finance Authority VRDN RB for Future Tax Secured Subseries 2002 C4 (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)			
10,000,000	0.95	07/01/2003	10,000,000
New York City Water Authority CP Notes Series 4 (Westdeutsche Landesbank LOC) (A-1/P-1)			
5,000,000	1.05	07/17/2003	5,000,000
New York GO VRDN Series 2002 C (C-3) (BNP Paribas LOC) (A-1+/VMIG1)			
3,000,000	0.90	07/02/2003	3,000,000
New York GO VRDN Series 2002 C (C-5) (Bank of New York LOC) (A-1+/VMIG1)			
4,600,000	0.90	07/02/2003	4,600,000
New York State Environmental GO CP Series 1998 A (JP Morgan Chase & Co. (33.3%), Bayerische Landesbank (33.3%) and Landesbank Hessen-Thueringen (33.3%) LOC) (A-1+/VMIG1)			
10,000,000	1.05	08/06/2003	10,000,000
New York State Housing Finance Agency Services Contract Revenue VRDN RB Refunding Series 2003 B (BNP Paribas LOC) (A-1+)			
6,900,000	0.90	07/02/2003	6,900,000
New York State Power Authority CP Series 2 (JP Morgan Chase & Co., Landesbank Hessen-Thueringen, Bank of Nova Scotia, Dexia Credit Local, Bayerische Landesbank, State Street Corp., Bank of New York and Wachovia Bank SPA)(A-1/P-1)			
5,000,000	1.05	09/12/2003	5,000,000
New York State Thruway Authority CP Series 2001 (Landesbank Hessen LOC) (A-1+)			
6,000,000	1.00	07/16/2003	6,000,000
New York State Urban Development Corp. Revenue Floating Rate Receipts Series 2003 SG-164 (A-1+)			
5,000,000	0.98	07/03/2003	5,000,000
Rockland County GO RANS Series 2003 (SP-1+/MIG1)			
5,000,000	2.00	02/26/2004	5,029,109
Triborough Bridge & Tunnel Authority VRDN RB General Series 2002 F (ABN Amro Bank N.V. SPA) (A-1+/VMIG1)			
35,000,000	1.00	07/03/2003	35,000,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
Triborough Bridge & Tunnel Authority VRDN RB Merlots Series 2003 A 26 (AMBAC) (Wachovia Bank N.A. SPA) (VMIG1)			
$ 4,000,000	1.08%	07/02/2003	$ 4,000,000
Triborough Bridge & Tunnel Authority VRDN RB Series 2000 A (FSA) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
2,010,000	0.90	07/02/2003	2,010,000
Triborough Bridge & Tunnel Authority VRDN RB Series 2002 C (AMBAC) (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
15,000,000	0.85	07/03/2003	15,000,000
Triborough Bridge & Tunnel Authority VRDN RB Special Obligations Series 2000 D (FSA) (Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)			
8,000,000	0.90	07/02/2003	8,000,000
			$ 220,887,396
North Carolina—1.6%			
North Carolina Health Care Facilities VRDN RB Series 1999 (Wachovia Bank, N.A. LOC) (A-1)			
$ 8,470,000	1.00%	07/03/2003	$ 8,470,000
North Carolina Medical Care Commission Hospital VRDN RB for Baptist Hospitals Project Series 2000 (Wachovia Bank, N.A. SPA) (A-1/VMIG1)			
4,940,000	0.97	07/02/2003	4,940,000
North Carolina State GO VRDN for Public Improvement Series 2002 G (Landesbank Hessen-Thueringen SPA) (A-1+/MIG1)			
5,000,000	0.90	07/02/2003	5,000,000
North Carolina State GO VRDN Refunding Series 2002 C (Bayerische Landesbank SPA) (A-1+/VMIG1)			
5,000,000	0.90	07/02/2003	5,000,000
Wilmington North Carolina GO VRDN (First Union National Bank SPA) (A-1/VMIG1)			
5,640,000	0.95	07/02/2003	5,640,000
			$ 29,050,000
Ohio—2.5%			
Franklin County Ohio Revenue Trinity Health Credit VRDN RB Series 2000 F (Morgan Guaranty and Bayerische Landesbank SPA) (A-1+/VMIG1)			
$ 40,000,000	0.95%	07/03/2003	$ 40,000,000
Ohio State GO VRDN P-Floats-PT 1710 Series 2003 (Merrill Lynch Capital Services SPA) (F-1+)			
4,000,000	1.03	07/03/2003	4,000,000
Ohio State University General Receipts VRDN RB Series 1999 B2 (A-1+/VMIG1)			
3,150,000	0.99	07/02/2003	3,150,000
			$ 47,150,000

ILA Tax-Exempt Diversified Portfolio (continued)

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Oklahoma—0.5%			
Payne County Oklahoma Economic Development Authority Student Housing VRDN RB OSUF Phase III Project Series 2002 (AMBAC) (Dexia Credit Local SPA) (VMIG1)			
$ 9,500,000	1.02%	07/03/2003	$ 9,500,000
Oregon—0.5%			
Tri-County Metropolitan Transportation District VRDN RB for Interstate Maximum Project Series 2001 A (Bayerische Landesbank LOC) (A-1+/VMIG1)			
$ 10,000,000	0.85%	07/03/2003	$ 10,000,000
Pennsylvania—3.8%			
Allegheny County Hospital Development Authority VRDN RB for Health Center-Presbyterian University Health Systems Series 1990 A (MBIA) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
$ 8,900,000	0.95%	07/03/2003	$ 8,900,000
Commonwealth of Pennsylvania GO VRDN Bonds First Series 1994 Eagle Tax-Exempt Trust 943804 Class A COPS (AMBAC) (Citibank) (A-1+)			
14,400,000	1.05	07/03/2003	14,400,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 1999 (AMBAC) (PNC Bank National SPA) (A-1/VMIG1)			
3,945,000	1.00	07/02/2003	3,945,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 2001 (AMBAC) (Wachovia Bank, N.A. SPA) (A-1+/VMIG1)			
9,170,000	1.00	07/02/2003	9,170,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 2002 (AMBAC) (A-1/VMIG1)			
5,775,000	1.00	07/02/2003	5,775,000
Pennsylvania Intergovernmental Cooperative Authority Special Tax Revenue Refunding for Philadelphia Funding Series 2003 (AMBAC) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
7,000,000	0.99	07/03/2003	7,000,000
Pennsylvania State Turnpike Commission VRDN RB Series 2002 B (Dexia Credit Local SPA) (A-1+/VMIG1)			
8,965,000	1.00	07/03/2003	8,965,000
Pennsylvania State University VRDN RB Series 2002 A (Toronto Dominion Bank SPA) (A-1+/VMIG1)			
10,000,000	1.00	07/03/2003	10,000,000
Temple University of the Commonwealth Systems of Higher Education for University Funding Series 2003 (MIG1)			
3,475,000	1.20	05/04/2004	3,475,000
			$ 71,630,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Puerto Rico—2.9%			
Puerto Rico Government Development Bank CP Series 2003 (A-1+)			
$ 5,000,000	1.05%	07/10/2003	$ 5,000,000
11,000,000	1.05	07/17/2003	11,000,000
4,000,000	1.05	07/18/2003	4,000,000
4,000,000	1.05	07/24/2003	4,000,000
9,000,000	1.10	07/29/2003	9,000,000
7,000,000	1.05	08/08/2003	7,000,000
5,000,000	1.00	08/11/2003	5,000,000
5,000,000	0.95	09/09/2003	5,000,000
5,000,000	0.90	09/19/2003	5,000,000
			$ 55,000,000
South Carolina—2.0%			
Charleston County School District GO TANS (MIG1)			
$ 9,000,000	1.25%>	04/14/2004	$ 9,032,220
South Carolina Public Service Authority CP for Santee Cooper (Bank of Novia Scotia (50%) and Toronto Dominion Bank (50%) LOC) (A-1+)			
4,000,000	0.95	08/08/2003	4,000,000
South Carolina Public Service Authority CP Series 2002 (Toronto Dominian/Bank of Novia Scotia LOC) (A-1+)			
10,000,000	0.95	08/12/2003	10,000,000
South Carolina State VRDN P-Floats Part 1225 (Merrill Lynch Capital Services SPA) (A-1)			
6,805,000	0.99	07/03/2003	6,805,000
South Carolina Transportation Infrastructure VRDN Eagle Tax-Exempt Trust Series 20014001 Class A (MBIA) (A-1+)			
6,760,000	1.05	07/03/2003	6,760,000
			$ 36,597,220
Tennessee—2.0%			
Metropolitan Government Nashville & Davidson County Health & Education Facilities Board VRDN RB for Vanderbilt University Series 2000 B (Bayerische Landesbank SPA)(A-1+/VMIG1)			
$ 9,810,000	1.00%	07/03/2003	$ 9,810,000
Metropolitan Government Nashville & Davidson County Health & Education Facilities Board VRDN RB for Vanderbilt University Series 2003 A (Landesbank Hessen-Thueringen SPA)(A-1+/VMIG1)			
5,000,000	1.00	07/03/2003	5,000,000
Sevier County Public Building Authority VRDN RB for Local Government Public Improvement Series III F (AMBAC) (Landesbank Hessen-Thueringen SPA) (VMIG1)			
15,300,000	1.01	07/03/2003	15,300,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Tennessee (continued)

State of Tennessee GO CP Series A (A-1+/P-1)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
$ 8,000,000	1.05%	08/12/2003	$ 8,000,000
			$ 38,110,000

Texas—19.8%

Belton IDRB VRDN RB for H.E. Butt Grocery Co. Series 1993 (Texas Commerce Bank N.A. LOC) (P-1)

$ 575,000	1.00%	07/02/2003	$ 575,000

Brazos River Authority VRDN PCRB for Monsanto Co. Project Series 1994 (P-1)

5,100,000	1.05	07/02/2003	5,100,000

Brazos Texas Harbor IDA VRDN for Monsanto Co. Project Series 1991 (P-1)

3,500,000	1.05	07/02/2003	3,500,000

City of Dallas Water Utilities CP (JP Morgan Chase & Co. SPA) (A-1+/P-1+)

4,000,000	0.85	10/10/2003	4,000,000

City of Houston CP Notes (Bank of Nova Scotia (23%), Landesbank Hessen-Thueringen (38%) and Toronto Dominion Bank (39%) (A-1+/P-1) SPA)

6,000,000	0.90	09/05/2003	6,000,000

City of Houston CP Series B (JP Morgan Chase & Co. SPA) (A-1+/P-1)

5,000,000	0.85	08/26/2003	5,000,000

City of Houston CP Series C (JP Morgan Chase & Co. SPA) (A-1+/P-1)

4,000,000	0.90	08/13/2003	4,000,000

City of Houston Water & Sewer CP Series A (Bayerische Landesbank (50%) and Westdeutsche Landesbank (50%) SPA) (A-1/P-1)

7,000,000	1.15	07/08/2003	7,000,000
10,000,000	1.05	07/09/2003	10,000,000
13,000,000	1.15	07/09/2003	13,000,000

City of San Antonio Electric & Gas System VRDN Series 1997 SG 104 (A-1+)

34,930,000	1.03	07/03/2003	34,930,000

Coastal Bend Health Facilities Development Corp. Incarnate Word Health System VRDN RB Series 1998 B (AMBAC) (Bank One N.A. SPA) (SP-1+/VMIG1)

9,400,000	1.08	07/02/2003	9,400,000

Cypress Fairbanks Independent School District VRDN Merlots Series 2001 A 129 (A-1)

4,990,000	1.08	07/02/2003	4,990,000

Gulf Coast Waste Disposal Authority VRDN PCRB Refunding for Amoco Oil Co. Project Series 1992 (A-1+/VMIG1)

7,700,000	0.85	07/01/2003	7,700,000

Texas (continued)

Harris County GO VRDN RB Toll Road Series 1994 G (A-1+/VMIG1)

$ 9,900,000	1.00%	07/02/2003	$ 9,900,000

Harris County GO VRDN RB Toll Road Series 1994 H (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)

21,300,000	1.00	07/02/2003	21,300,000

Harris County Health Facilities Development Corp. VRDN RB for St. Lukes Episcopal Hospital Series 2001 B (JP Morgan Chase & Co. (27.75%), Bayerische Landesbank (23.58%), Banc of America (13.87%), Northern Trust (20.81%) and St. Lukes (13.99%) SPA) (A-1+)

23,975,000	0.95	07/01/2003	23,975,000

Harris County IDRB VRDN Adjustable Refunding for Shell Oil Co. Project Series 1997 (A-1+/VMIG1)

5,500,000	0.95	07/01/2003	5,500,000

Harris County Texas Health Facilities Development VRDN RB for Methodist Hospital Series 2002 (A-1+)

74,050,000	0.95	07/01/2003	74,050,000

Houston Independant School District GO Public Property Finance Contractual Obligation Series 1999 (MIG1)

5,300,000	5.25	07/15/2003	5,308,340

Jefferson County Texas GO VRDN P-Floats-PT 1414 (FGIC) (Merrill Lynch Capital Services SPA) (A-1)

6,545,000	1.03	07/03/2003	6,545,000

LOCO Texas Transportation Contract CP (JP Morgan Chase & Co. LOC) (A-1/P-1)

4,000,000	0.90	10/02/2003	4,000,000

Red River Education Financing VRDN RB for Christian University Project Series 2000 (VMIG1)

6,900,000	1.05	07/02/2003	6,900,000

Rice University CP (A-1/P-1)

4,700,000	1.10	08/14/2003	4,700,000

San Antonio Electric & Gas System CP Notes Series A (Bank of New York (14.3%), JP Morgan Chase & Co. (24.3%), Landesbank Bank (28.6%) and Westdeutsche Landesbank (32.8%) SPA) (A-1+/P-1)

5,000,000	1.08	07/21/2003	5,000,000
5,000,000	1.05	08/20/2003	5,000,000
8,000,000	1.03	09/08/2003	8,000,000
5,000,000	0.99	09/10/2003	5,000,000

Texas A&M University CP Series 2002 (A-1+)

4,000,000	0.93	12/04/2003	4,000,000

Texas A&M University System Building Registration CP Series B (A-1)

6,000,000	1.10	08/07/2003	6,000,000

Texas Public Finance Authority CP Series 2002 (A-1/P-1)

3,000,000	1.10	07/21/2003	3,000,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Texas (continued)			
Texas State TRANS Series 2002 (SP-1+/MIG1)			
$ 56,000,000	2.75%	08/29/2003	$ 56,114,302
			$ 369,487,642
Utah—2.0%			
Central Water Conservancy District GO VRDN Refunding for Tender Option Series 1998 E (AMBAC) (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)			
$ 13,500,000	0.99%	07/02/2003	$ 13,500,000
Central Water Conservancy District GO VRDN Series 2002 A (AMBAC) (Landesbank Hessen-Thueringen SPA) (VMIG1)			
4,975,000	0.99	07/02/2003	4,975,000
Central Water Conservancy District GO VRDN Tender Option Bonds Series 1998 F (AMBAC) (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)			
10,460,000	0.99	07/02/2003	10,460,000
Salt Lake County TRANS Series 2003 (Aaa)			
2,000,000	1.50>	12/30/2003	2,006,520
Utah Transit Authority Sales Tax VRDN RB Subseries 2002 B (Bayerische Landesbank LOC) (A-1+/VMIG1)			
2,500,000	0.90	07/03/2003	2,500,000
Utah Water Finance Agency VRDN RB (AMBAC) (JP Morgan Chase & Co. SPA) (VMIG1)			
3,000,000	1.07	07/02/2003	3,000,000
			$ 36,441,520
Virginia—2.1%			
Loudoun County Industrial Development Authority Revenue VRDN RB for Howard Hughes Medical Institute Series 2003 E (A-1+/VMIG1)			
$ 10,600,000	0.90%	07/01/2003	$ 10,600,000
Roanoke IDA Hospital Revenue VRDN RB Refunding for Carilion Health Systems Series 2002 B (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
11,700,000	1.00	07/01/2003	11,700,000
Roanoke IDA Hospital Revenue VRDN RB Refunding for Carilion Health Systems Series 2002 C (Wachovia Bank, N.A. SPA) (A-1/VMIG1)			
14,375,000	0.95	07/01/2003	14,375,000
Virginia College Building Authority Educational Facilities VRDN RB for The University of Richmond Project Series 1999 (Suntrust Bank SPA) (VMIG1)			
2,900,000	1.00	07/02/2003	2,900,000
			$ 39,575,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Washington—4.4%			
Eagle Tax-Exempt Trust VRDN 20024701 A (FSA) (A-1+)			
$ 5,000,000	1.05%	07/03/2003	$ 5,000,000
Eagle Tax-Exempt Trust VRDN 20024703 (MBIA) (A-1+)			
2,000,000	1.05	07/03/2003	2,000,000
Energy Northwest Washington Electric VRDN RB Refunding Project Number 3 Series 2003 D-3-1 (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)			
10,000,000	0.90	07/02/2003	10,000,000
Energy Northwest Washington Electric VRDN RB Refunding Project Number 3 Series 2003 E (JP Morgan Chase & Co. LOC) (A-1+/VMIG1)			
6,000,000	0.95	07/02/2003	6,000,000
Grant County Washington Public Utility District Eagle Tax-Exempt Trust VRDN Series 20014702 (FSA) (A-1+)			
4,000,000	1.05	07/03/2003	4,000,000
King County Sewer CP Series A (Bayerische Landesbank SPA) (A-1)			
5,000,000	1.00	07/29/2003	5,000,000
State of Washington VRDN Eagle Tax-Exempt Trust Series 20004704 Class A COPS (A-1+)			
12,000,000	1.05	07/03/2003	12,000,000
Tacoma Regional Water Supply Systems VRDN RB Merlots Series 2003-BO5 (MBIA) (Wachovia Bank, N.A. SPA) (VMIG1)			
5,000,000	1.13	07/02/2003	5,000,000
Washington State GO VRDN Eagle Tax-Exempt Trust Series 96 C4704 (A-1+)			
8,500,000	1.05	07/03/2003	8,500,000
Washington State GO VRDN Eagle Tax-Exempt Trust Series 984702 Class A (A-1+)			
6,000,000	1.05	07/03/2003	6,000,000
Washington State GO VRDN Merlots Series 2002 A57 (MBIA) (Wachovia Bank, N.A. SPA) (VMIG1)			
6,995,000	1.13	07/02/2003	6,995,000
Washington State GO VRDN Merlots Series 2003 B23 (MBIA) (Wachovia Bank, N.A. SPA) (VMIG1)			
5,000,000	1.08	07/02/2003	5,000,000
Washington State GO VRDN P-Floats-PT 1407 Series A (Merrill Lynch Capital Services SPA) (A-1)			
2,990,000	1.03	07/03/2003	2,990,000
Washington State Health Care Facilities Authority VRDN RB for Catholic Health Initiatives Series 2002 B (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
4,000,000	1.00	07/02/2003	4,000,000
			$ 82,485,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost

Wisconsin—1.9%

Milwaukee Metropolitan Sewage District GO VRDN Capital Purpose Bonds Series 1992 A Eagle Tax-Exempt Trust Series 944905 (A-1)

$ 15,085,000	1.05%	07/03/2003	$ 15,085,000

Southeast Wisconsin Professional Baseball Park District VRDN RB P-Floats-PT 425 Series 2002 (MBIA) (Merrill Lynch Capital Services SPA) (A-1)

5,495,000	1.03	07/03/2003	5,495,000

Wisconsin Health & Education Facilities VRDN RB for Aurora Health Care Inc. Series 1999 C (Bank One N.A. LOC) (A-1)

7,300,000	0.99	07/02/2003	7,300,000

Wisconsin VRDN Eagle Tax-Exempt Trust Series 20004901 Class A (A-1+)

7,500,000	1.05	07/03/2003	7,500,000
			$ 35,380,000

Wyoming—1.1%

Uinta County VRDN PCRB Refunding for Chevron USA, Inc. Project Series 1993 (P-1)

$ 9,550,000	0.90%	07/01/2003	$ 9,550,000

Wyoming State Education Fund RANS Series 2003 (SP-1+)

10,000,000	1.50>	06/29/2004	10,069,000
			$ 19,619,000

Total Investments			**$1,924,616,905**

> Forward commitment

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the prer-efunded date for those types of securities.

Security ratings disclosed are issued by Standard & Poor's/Moody's Investors Service. A description of the ratings is available in the Portfolio's Statement of Additional Information.

The percentage shown for each category reflects the value of investments in that category as a percentage of total net assets.

See Investment Abbreviations page 29.

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt California Portfolio

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California—97.1%			
Bay Area Toll Authority VRDN California Toll Bridge RB for San Francisco Bay Area Series 2001 B (AMBAC) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
$ 2,700,000	0.85%	07/03/2003	$ 2,700,000
Bay Area Toll Authority VRDN California Toll Bridge RB for San Francisco Bay Area Series 2001 C (AMBAC) (JP Morgan Chase & Co. (33.3%), Westdeutsche Landesbank (33.3%) and Bayerische Landesbank (33.3%) SPA) (A-1+/VMIG1)			
400,000	0.90	07/03/2003	400,000
Bay Area Toll Authority VRDN California Toll Bridge RB for San Francisco Bay Area Series 2003 C (AMBAC) (Bayerische Landesbank (33.3%), JP Morgan Chase & Co. (33.3%) and Westdeutsche Landesbank (33.3%) SPA) (A-1+/VMIG1)			
8,000,000	0.90	07/03/2003	8,000,000
California Health Facilities Financing Authority Insured Variable Rate Hospital VRDN RB for Adventist Health System/West Series 1998 A (MBIA) (California State Teachers Retirement SPA) (A-1+/VMIG1)			
14,500,000	1.00	07/01/2003	14,500,000
California Health Facilities Financing Authority Insured Variable Rate Hospital VRDN RB for Adventist Health System/West Series 1998 B (MBIA) (California State Teachers Retirement SPA) (A-1+/VMIG1)			
16,000,000	1.00	07/01/2003	16,000,000
California Health Facilities Financing Authority Insured Variable Rate Hospital VRDN RB for Adventist Health System/West Series 1998 C (MBIA) (California State Teachers Retirement SPA) (A-1+/VMIG1)			
1,180,000	1.00	07/01/2003	1,180,000
California Health Facilities Financing Authority Variable Rate Hospital VRDN RB for Adventist Health System/West Series 2002 A (JP Morgan Chase & Co. LOC) (VMIG1)			
9,400,000	0.97	07/01/2003	9,400,000
California Health Facilities Financing Authority Variable Rate Hospital VRDN RB for Adventist Health System/West Series 2002 B (KBC Bank N.V. LOC) (VMIG1)			
1,100,000	1.00	07/01/2003	1,100,000
California Infracture Getty Trust CP Series 2003 (A-1+/P-1)			
3,750,000	1.00	08/08/2003	3,750,000
7,000,000	1.00	08/12/2003	7,000,000
California Infrastructure & Economic Development Bank Revenue VRDN RB for J Paul Getty Trust Series 2003 A (A-1+/VMIG1)			
3,000,000	1.00	05/13/2004	3,000,000
California Infrastructure & Economic Development Bank Revenue VRDN RB for J Paul Getty Trust Series 2003 C (A-1+/VMIG1)			
2,000,000	1.01	05/13/2004	2,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
California Pollution Control Financing Authority Adjustable PCRB for Shell Oil Company Project Series 1991 A (A-1+/VMIG1)			
$ 2,600,000	0.85%	07/01/2003	$ 2,600,000
1,200,000	0.85	07/01/2003	1,200,000
California Pollution Control Financing Authority Adjustable PCRB for Shell Oil Company Project Series 1991 B (A-1+/VMIG1)			
11,750,000	0.85	07/01/2003	11,750,000
California Pollution Control Financing Authority Variable Rate RB for Exxon Mobil Project Series 2000 (A-1+/VMIG1)			
3,700,000	0.75	07/01/2003	3,700,000
California School Cash Reserve Program Pool TRANS Series 2002 A (AMBAC) (SP-1+/MIG1)			
6,000,000	3.00	07/03/2003	6,000,467
California State University CP Series 2003 A (Bayerische Landesbank (33.3%), JP Morgan Chase & Co. (33.3%) and State Street Corp. (33.3%) LOC) (A-1+/P-1)			
5,400,000	1.05	07/10/2003	5,400,000
3,265,000	1.05	07/11/2003	3,265,000
7,000,000	1.00	08/08/2003	7,000,000
4,785,000	0.85	10/07/2003	4,785,000
California Statewide Communities Development Authority Revenue TRANS Series 2003 A-3- Riverside (SP-1+/MIG1)			
2,000,000	2.00>	06/30/2004	2,022,140
East Bay Municipal Utility District VRDN Water System RB Series 2002 A (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)			
7,550,000	0.85	07/02/2003	7,550,000
East Bay Municipal Utility District Water & Waste CP Series 2003 (Westdeutsche Landesbank SPA) (A-1+/P-1)			
4,500,000	1.05	07/14/2003	4,500,000
5,000,000	1.00	08/13/2003	5,000,000
3,900,000	0.95	09/09/2003	3,900,000
2,500,000	0.90	09/10/2003	2,500,000
Fremont VRDN COPS for Family Resources Center Financing Project Series 1998 (KBC Bank N.V. LOC) (A-1)			
3,700,000	1.00	07/03/2003	3,700,000
Fremont VRDN MF Hsg. RB for Creekside Village Apartments Series 1985 D (FHLMC) (VMIG1)			
15,200,000	0.85	07/03/2003	15,200,000
Fresno California Unified School District GO TRANS Series 2002 (SP-1+)			
6,000,000	2.50	08/27/2003	6,010,814
Fresno County Adjustable VRDN RB for Trinity Health Credit Series 2000 C (Chase Manhattan Bank (27%) and Landesbank Hessen-Thueringen (73%) SPA) (A-1+/VMIG1)			
24,950,000	0.95	07/03/2003	24,950,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost

California (continued)

Golden Gate Bridge Highway & Transportation Authority CP Series 2003 (JP Morgan Chase & Co. SPA) (A-1+/F-1+)

| $ 7,800,000 | 1.05% | 07/09/2003 | $ 7,800,000 |

Huntington Beach MF Hsg. VRDN RB for Essex Huntington Breakers Series 1996 A (FHLMC) (VMIG1)

| 8,000,000 | 0.95 | 07/02/2003 | 8,000,000 |

Irvine Ranch Water District GO VRDN Series 1995 (State Street Corp. LOC) (A-1+/VMIG1)

| 19,600,000 | 0.90 | 07/01/2003 | 19,600,000 |

Irvine Ranch Water District VRDN Consolidated Refunding GO RB Series 1985 B (Helaba LOC) (A-1+)

| 1,300,000 | 1.10 | 07/01/2003 | 1,300,000 |

Irvine Ranch Water District VRDN Consolidated Refunding GO RB Series 1989 (Landesbank Baden-Wurttm LOC) (A-1+/VMIG1)

| 10,500,000 | 0.92 | 07/01/2003 | 10,500,000 |

Irvine Ranch Water District VRDN Consolidated Refunding GO RB Series 1993 A (Bank of America N.A. LOC) (A-1+/VMIG1)

| 2,010,000 | 0.92 | 07/01/2003 | 2,010,000 |

Irvine Ranch Water District VRDN Consolidated Refunding GO RB Series 1993 B (Toronto Dominion LOC) (A-1+/VMIG1)

| 11,700,000 | 1.10 | 07/01/2003 | 11,700,000 |

Long Beach City Housing Authority VRDN MF Hsg RB for Channel Point Apartment Series 1998 A (FNMA) (A-1+)

| 5,500,000 | 0.87 | 07/03/2003 | 5,500,000 |

Los Angeles Community College District GO Series 2001 A (MBIA) (AAA/Aaa)

| 1,350,000 | 4.00 | 08/01/2003 | 1,353,359 |

Los Angeles County Housing Authority Variable Rate MF Hsg. Refunding RB for Malibu Meadows Project Series 1998 B (FNMA) (A-1+)

| 14,511,000 | 0.87 | 07/03/2003 | 14,511,000 |

Los Angeles County Metropolitan Transportation Authority Sales Tax Revenue VRDN RB Proposition C Second Senior Series 1993 A (MBIA) (Credit Local De France SPA) (A-1+/VMIG1)

| 3,975,000 | 0.85 | 07/03/2003 | 3,975,000 |

Los Angeles County Pension Obligation Adjustable Refunding RB Series 1996 B (AMBAC) (Credit Local De France SPA) (A-1+/VMIG1)

| 7,350,000 | 0.85 | 07/02/2003 | 7,350,000 |

Los Angeles County Pension Obligation Adjustable Refunding RB Series 1996 C (AMBAC) (Bank of Nova Scotia SPA) (A-1/VMIG1)

| 24,560,000 | 0.85 | 07/02/2003 | 24,560,000 |

Principal Amount	Interest Rate	Maturity Date	Amortized Cost

California (continued)

Los Angeles Department Airports VRDN RB for LA International Airport Series 2002 C 2 (Bayerische Landesbank (33.3%), JP Morgan Chase & Co. (33.3%) and Landesbank Baden-Wurttm (33.3%) LOC) (A-1+/VMIG1)

| $ 6,500,000 | 0.95% | 07/02/2003 | $ 6,500,000 |

Los Angeles Department Water & Power Waterworks Revenue VRDN RB Subseries 2001 B-2 (Dexia Public Finance Bank SPA) (A-1+/VMIG1)

| 5,600,000 | 0.85 | 07/01/2003 | 5,600,000 |

Los Angeles Department Water & Power Waterworks Revenue VRDN RB Subseries 2001 B-3 (Dexia Public Finance Bank SPA) (A-1+/VMIG1)

| 7,400,000 | 0.85 | 07/03/2003 | 7,400,000 |

Los Angeles Unified School District GO TRANS Series 2003 A (SP-1+/MIG1)

| 2,000,000 | 2.00> | 07/01/2004 | 2,021,200 |

Los Angeles Unified School District GO TRANS Series 2003 B (SP-1+/MIG1)

| 8,000,000 | 1.50> | 07/01/2004 | 8,045,120 |

Los Angeles Unified School District Merlots GO VRDN Series 2003 B34 (FSA) (Wachovia Bank N.A. SPA) (VMIG1)

| 9,000,000 | 1.04 | 07/02/2003 | 9,000,000 |

Los Angeles Wastewater Systems CP Series 2003 (Toronto Dominion Bank (50%) and Westdeutsche Landesbank (50%) SPA) (A-1+/P-1)

| 5,000,000 | 1.10 | 08/08/2003 | 5,000,000 |
| 10,000,000 | 0.95 | 08/11/2003 | 10,000,000 |

Los Angeles Wastewater Systems VRDN RB Refunding Subseries 2001 B (FGIC LOC SPA) (A-1+/VMIG1)

| 2,000,000 | 1.25 | 12/05/2003 | 2,000,000 |

Los Angeles Water & Power Revenue VRDN RB Subseries 2001 B-1 (Landesbank Hessen-Thueringen (50%) and Toronto Dominion Bank (50%) SPA) (A-1/VMIG1)

| 3,000,000 | 0.85 | 07/03/2003 | 3,000,000 |

Los Angeles Water & Power Revenue VRDN RB Subseries 2001 B-5 (Landesbank Hessen-Thueringen (50%) and Toronto Dominion Bank (50%) SPA) (A-1/VMIG1)

| 5,500,000 | 1.05 | 07/03/2003 | 5,500,000 |

Los Angeles Water & Power Revenue VRDN RB Subseries 2001 B-6 (Bayerische Landesbank (20%), Dexia Credit Local (20%), Morgan Guaranty Trust (20%), State Street Corp. (20%) and Westdeutsche Landesbank (20%) SPA) (A-1+/VMIG1)

| 10,800,000 | 0.97 | 07/01/2003 | 10,800,000 |

Los Angeles Water & Power Revenue VRDN RB Subseries 2001 B-7 (Bayerische Landesbank (20%), Dexia Credit Local (20%), Morgan Guaranty Trust (20%), State Street Corp. (20%) and Westdeutsche Landesbank (20%) SPA) (A-1+/VMIG1)

| 3,700,000 | 1.05 | 07/03/2003 | 3,700,000 |

The accompanying notes are an integral part of these financial statements.

21

ILA Tax-Exempt California Portfolio (continued)

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
Metropolitan Water District Southern California Adjustable Authorization RB Series 1998 B (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)			
$ 5,000,000	0.85%	07/03/2003	$ 5,000,000
Metropolitan Water District Southern California VRDN RB Refunding Series 2001 B2 (Dexia Credit Local SPA) (A-1+/VMIG1)			
2,000,000	0.85	07/03/2003	2,000,000
Metropolitan Water District Southern California Waterworks Revenue VRDN RB Series 2000 B-3 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
5,750,000	0.90	07/01/2003	5,750,000
Metropolitan Water District Southern California Waterworks Revenue VRDN RB Series 2000 B-4 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
2,900,000	0.85	07/02/2003	2,900,000
MSR Public Power Agency Subordinate Lien VRDN RB for San Juan Project Series 1997 D (MBIA) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
8,000,000	1.05	07/03/2003	8,000,000
MSR Public Power Agency Subordinate Lien VRDN RB for San Juan Project Series 1997 E (MBIA) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
16,200,000	0.90	07/03/2003	16,200,000
MSR Public Power Agency Subordinate Lien VRDN RB for San Juan Project Series 1998 F (MBIA) (Bank One Chicago N.A. SPA) (A-1+/VMIG1)			
1,200,000	0.95	07/01/2003	1,200,000
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1992 (Bank of America SPA) (A-1+/VMIG1)			
7,370,000	0.95	07/01/2003	7,370,000
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1996 A (Bank of America SPA) (A-1+/VMIG1)			
5,700,000	1.00	07/01/2003	5,700,000
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1996 B (Bank of America SPA) (A-1+/VMIG1)			
6,800,000	1.00	07/01/2003	6,800,000
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1999 A (A-1+/VMIG1)			
5,300,000	1.07	07/02/2003	5,300,000
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1999 B (A-1+/VMIG1)			
6,400,000	1.07	07/02/2003	6,400,000
Orange County VRDN Apartment Development RB for Hidden Hills Development Corp. Series 1985 C (FHLMC) (VMIG1)			
5,000,000	1.00	07/01/2003	5,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
Orange County VRDN Apartment Development RB for Niguel Summit Series 1985 A (FHLMC) (VMIG1)			
$ 10,000,000	1.00%	07/01/2003	$ 10,000,000
Orange County VRDN Apartment Development RB for Seaside Meadow Series 1984 C (FHLMC) (VMIG1)			
28,000,000	0.85	07/03/2003	28,000,000
Orange County VRDN Apartment Development RB Refunding for Larkspur Canyon Apartments Series 1997 A (FNMA) (A-1+)			
3,135,000	0.95	07/02/2003	3,135,000
Orange County Water District Revenue VRDN COPS Series 2003 A (Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)			
13,600,000	0.95	07/02/2003	13,600,000
Palo Alto Unified School District VRDN Series 1997 SGA 53 (Societe Generale LOC) (A-1+)			
9,830,000	0.97	07/02/2003	9,830,000
Pasadena COPS for City Hall & Park Improvement Projects Series 2003 (AMBAC) (California State Teachers Retirement (50%) and State Street Corp. (50%) SPA) (VMIG1)			
3,000,000	0.95	07/03/2003	3,000,000
Pleasanton Unified School District GO TRANS Series 2003 (SP-1+)			
7,500,000	2.00>	06/30/2004	7,579,275
Sacramento County VRDN COPS for Administration Center and Courthouse Project Series 1990 (Bayerische Landesbank LOC) (A-1+/VMIG1)			
22,405,000	1.00	07/03/2003	22,405,000
Sacramento County GO TRANS Series 2002 A (SP-1+/MIG1)			
17,300,000	3.00	08/01/2003	17,322,727
Sacramento County Housing Authority VRDN MF Hsg. Refunding RB for Stone Creek Apartments Series 1997 (FNMA) (A-1+)			
7,450,000	0.87	07/03/2003	7,450,000
Sacramento County Housing Authority VRDN MF Hsg Refunding RB Series 1996 River C (FNMA) (A-1+)			
6,000,000	0.87	07/03/2003	6,000,000
San Bernardino County VRDN MF Hsg. Refunding RB for Evergreen Apartments Series 1999 A (FNMA) (A-1+)			
16,600,000	0.90	07/03/2003	16,600,000
San Diego County & School District RANS Series 2003 B (SP-1+/MIG1)			
9,140,000	1.75>	06/30/2004	9,214,948
San Diego County Regional Transportation CP Series 2003 A (JP Morgan Chase & Co. SPA) (A-1+/P-1)			
5,800,000	0.90	09/10/2003	5,800,000

The accompanying notes are an integral part of these financial statements.

22

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
San Diego County Water Authority CP Series 2003 1 (Bayerische Landesbank SPA) (A-1/P-1)			
$ 5,000,000	1.05%	07/11/2003	$ 5,000,000
5,000,000	1.00	09/12/2003	5,000,000
5,000,000	0.98	09/24/2003	5,000,000
5,000,000	0.98	09/25/2003	5,000,000
San Francisco City and County GO Refunding Series 2002 (Aa3/AA)			
1,000,000	3.00	06/15/2004	1,020,606
San Jose California Unified School District Santa Ana GO TRANS Series 2002 (SP-1+)			
4,000,000	2.50	10/29/2003	4,010,338
Santa Barbara County School Financing Authority TRANS Series 2003 (MIG1)			
2,000,000	2.00>	06/30/2004	2,023,140
Santa Barbara County TRANS Series 2003 A (SP-1+)			
1,300,000	2.00>	07/23/2004	1,316,406
Santa Clara Valley Water CP Series 2003 (Westdeutsche Landesbank SPA) (A-1+/P-1)			
2,510,000	1.00	08/14/2003	2,510,000
South Coast California Local Education Agency TRANS Series 2003 (MIG1)			
10,000,000	2.00>	06/30/2004	10,118,700
Southern California Metropolitan Water District Adjusted RB Series 1999 B (Bank of America N.A. SPA) (A-1+/VMIG1)			
13,800,000	0.85	07/03/2003	13,800,000
Southern California Public Power Authority VRDN Refunding RB for Palo Verde Project Series 1996 B (AMBAC) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
3,000,000	0.85	07/02/2003	3,000,000
Southern California Public Power Authority VRDN Refunding RB for Palo Verde Project Series 1996 C (AMBAC) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
2,200,000	0.85	07/02/2003	2,200,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
Southern California Public Power Authority VRDN Refunding RB for Southern Transmission Project Series 1991 (AMBAC) (Lloyds TSB Bank PLC LOC) (A-1+/VMIG1)			
$ 28,400,000	0.85%	07/02/2003	$ 28,400,000
Southern California Public Power Authority VRDN Refunding RB for Southern Transmission Project Series 2000 A (FSA) (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
4,300,000	0.95	07/02/2003	4,300,000
Triunfo County Sanitation District Variable Rate RB Series 1994 (Banque Nationale Paris LOC) (A-1+)			
4,010,000	1.10	07/02/2003	4,010,000
University of California Regents CP Series 2003 (A-1+/P-1)			
5,000,000	0.90	07/29/2003	5,000,000
6,000,000	0.97	08/11/2003	6,000,000
3,000,000	1.00	08/19/2003	3,000,000
3,000,000	0.95	09/04/2003	3,000,000
3,000,000	0.90	09/08/2003	3,000,000
5,000,000	0.95	09/10/2003	5,000,000
Val Verde California Unified School District COPS VRDN Series 2002 (Bank of New York LOC) (A-1+/VMIG1)			
1,400,000	0.93	07/03/2003	1,400,000
Val Verde California Unified School District COPS VRDN Series 2002 C (Bank of New York LOC) (A-1+/VMIG1)			
5,085,000	0.93	07/03/2003	5,085,000
Ventura County GO TRANS Series 2003 (SP-1+/MIG1)			
5,000,000	1.50>	07/01/2004	5,029,700
Western Municipal Water District Facilities Authority VRDN RB Series 2002 A (FSA) (Dexia Credit Local SPA) (A-1+)			
8,400,000	0.95	07/02/2003	8,400,000
			$765,969,940

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt California Portfolio (continued)

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Puerto Rico 6.4%			
Commonwealth of Puerto Rico TRANS Series 2002 (SP-1/MIG1)			
$ 14,325,000	2.50%	07/30/2003	$ 14,337,241
Puerto Rico Government Development Bank (CP Program) (A-1+)			
5,000,000	1.00	07/11/2003	5,000,000
3,029,000	1.05	08/05/2003	3,029,000
4,740,000	1.00	08/06/2003	4,740,000
4,000,000	1.05	08/06/2003	4,000,000
2,966,000	1.00	08/07/2003	2,966,000
2,437,000	1.10	08/07/2003	2,437,000
2,138,000	1.00	08/14/2003	2,138,000
6,156,000	0.95	09/09/2003	6,156,000
5,200,000	0.90	09/19/2003	5,200,000
			$ 50,003,241
TOTAL INVESTMENTS			$815,973,181

> Forward commitment

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the pre-refunded date for those types of securities.

Security ratings disclosed are issued by Standard & Poor's/Moody's Investors Service. A description of the ratings is available in the Portfolio's Statement of Additional Information.

The percentage shown for each category reflects the value of investments in that category as a percentage of total net assets.

See Investment Abbreviations on page 29.

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt New York Portfolio

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York—94.0%			
City of Yonkers Civic Facility IDA VRDN RB Adjustment for Consumers Union Facility Series 1991 (Bank of New York LOC) (VMIG1)			
$ 2,200,000	1.05%	07/02/2003	$ 2,200,000
City of Yonkers Civic Facility IDA VRDN RB for Consumers Union Facility Series 1989 (Bank of New York LOC) (VMIG1)			
2,438,000	1.05	07/02/2003	2,438,000
Great Neck North Water Authority Water System VRDN RB Series 1993 A (FGIC) (A-1+/VMIG1)			
4,100,000	1.00	07/02/2003	4,100,000
Lindenhurst University Free School District TANS Series 2003 (MIG1)			
5,000,000	1.50>	06/24/2004	5,028,150
Long Island Power Authority CP Series 1 (JP Morgan Chase & Co. LOC) (A-1+/P-1)			
3,000,000	0.95	02/09/2004	3,000,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 2A (Westdeutsche Landesbank LOC) (A-1+/VMIG1)			
1,600,000	0.95	07/02/2003	1,600,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 2B (Bayerische Landesbank LOC) (A-1+/VMIG1)			
3,000,000	0.85	07/01/2003	3,000,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 3A (JP Morgan Chase & Co. (75%) and Landesbank Baden-Wurttm (25%) LOC) (A-1+/VMIG1)			
1,050,000	0.90	07/02/2003	1,050,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 3B (Westdeutsche Landesbank LOC) (A-1+/VMIG1)			
3,200,000	0.95	07/01/2003	3,200,000
Metropolitan Transportation Authority Dedicated Tax Fund RB Series 2002 A (FSA) (AAA)			
2,200,000	3.50	11/15/2003	2,219,737
Metropolitan Transportation Authority VRDN RB Eagle Tax-Exempt Trust Series 2002 A2303 COPS (FSA) (Citibank) (A-1+)			
5,000,000	1.01	07/03/2003	5,000,000
Metropolitan Transportation Authority VRDN RB Eagle Tax-Exempt Trust Series 2002 A2305 COPS (FSA) (Citibank) (A-1+)			
3,000,000	1.01	07/03/2003	3,000,000
Metropolitan Transportation Authority VRDN RB Merlots Series 2003 B25 (FGIC) (Wachovia Bank N.A. SPA) (VMIG1)			
3,000,000	1.04	07/02/2003	3,000,000
Metropolitan Transportation Dedicated Tax Fund VRDN RB Floats PA #656 (FGIC) (Merrill Lynch Capital Services SPA) (A-1)			
1,000,000	1.01	07/03/2003	1,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
Metropolitan Transportation VRDN RB Series 2002 G-1 (AMBAC) (Bank of Nova Scotia SPA) (A-1+/VMIG1)			
$ 2,825,000	0.96%	07/03/2003	$ 2,825,000
Municipal Assistance Corporation RB for the City of New York Series 1996 E (AA+/Aa1)			
2,000,000	6.00	07/01/2003	2,000,000
Municipal Assistance Corporation RB for the City of New York Series 1996 G (AA+/Aa1)			
1,215,000	5.00	07/01/2003	1,215,000
Municipal Assistance Corporation RB for the City of New York Series 1997 L (AA+/Aa1)			
1,200,000	5.50	07/01/2003	1,200,000
Municipal Assistance Corporation RB for the City of New York Series 2002 P (AA+/Aa1)			
3,000,000	3.50	07/01/2004	3,080,510
Nassau County IDA Civic Facility & Improvement VRDN RB for Cold Spring Harbor Laboratory Series 1999 (Morgan Guaranty Trust SPA) (A-1+)			
5,100,000	1.00	07/01/2003	5,100,000
New York City GO VRDN Series 1994 B (B-5) (MBIA) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
2,300,000	0.95	07/01/2003	2,300,000
New York City GO VRDN Series 1994 B (B-6) (MBIA) (Bank of Nova Scotia SPA) (A-1/VMIG1)			
2,100,000	0.95	07/01/2003	2,100,000
New York City GO VRDN Series 2000 (FGIC) (A-1+)			
4,000,000	1.01	07/03/2003	4,000,000
New York City GO VRDN Series 2002 C (C-2) (Bayerische Landesbank LOC) (A-1+/VMIG1)			
3,500,000	0.90	07/02/2003	3,500,000
New York City GO VRDN Series 2002 C (C-3) (BNP Paribas LOC) (A-1+/VMIG1)			
2,000,000	0.90	07/02/2003	2,000,000
New York City GO VRDN Series 2002 C (C-4) (BNP Paribas LOC) (A-1+/VMIG1)			
2,000,000	0.90	07/02/2003	2,000,000
New York City GO VRDN Series 2002 C (C-5) (Bank of New York LOC) (A-1+/VMIG1)			
2,500,000	0.90	07/02/2003	2,500,000
New York City Municipal Water Finance Authority CP Series 4 (Westdeutsche Landesbank LOC) (A-1+)			
3,000,000	1.05	07/17/2003	3,000,000
5,000,000	0.95	09/08/2003	5,000,000
New York City Municipal Water Finance Authority CP Series 6 (Landesbank Bayerische (50%) and Landesbank Hessen-Thueringen (50%) SPA) (A-1+)			
4,000,000	1.05	07/17/2003	4,000,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt New York Portfolio (continued)

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York City Municipal Water Finance Authority Water & Sewer System VRDN RB Series 1992 C (FGIC) (A-1+/VMIG1)			
$ 2,700,000	0.90%	07/01/2003	$ 2,700,000
New York City Municipal Water Finance Authority Water & Sewer System VRDN RB Series 1994 G (FGIC) (A-1+/VMIG1)			
2,700,000	0.85	07/01/2003	2,700,000
New York City Municipal Water Finance Authority Water & Sewer System VRDN RB Series 2000 C (Dexia Credit Local de France SPA) (A-1+/VMIG1)			
900,000	0.95	07/01/2003	900,000
New York City Municipal Water Finance Authority Water & Sewer System VRDN RB Series 2002 C-3 (Bank of New York SPA) (A-1+/VMIG1)			
3,000,000	0.85	07/01/2003	3,000,000
New York City Transitional Finance Authority BANS Series 2002 (SP-1+/MIG1)			
5,800,000	2.50	11/06/2003	5,820,235
New York City Transitional Finance Authority Eagle Trust VRDN Class A (Citibank SPA) (A-1+)			
1,000,000	1.01	07/03/2003	1,000,000
New York City Transitional Finance Authority VRDN RB Future Tax Secured Subseries 2002 C2 (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)			
3,400,000	0.98	07/01/2003	3,400,000
New York City Transitional Finance Authority VRDN RB Merlots Series 2003 B29 (Wachovia Bank N.A. SPA) (VMIG1)			
1,000,000	1.04	07/02/2003	1,000,000
New York City Transitional Finance Authority Recovery VRDN RB Subseries 2002 3 F (Bank of New York SPA) (A-1+/VMIG1)			
1,200,000	0.98	07/01/2003	1,200,000
New York City Transitional Finance Authority Recovery VRDN RB Subseries 2002 3 H (Bank of New York SPA) (A-1+/VMIG1)			
1,000,000	0.95	07/01/2003	1,000,000
New York City Trust Cultural Resources VRDN RB for American Museum of Natural History Series 1991 B (MBIA) (Credit Suisse SPA) (A-1/VMIG1)			
1,805,000	0.85	07/02/2003	1,805,000
New York City Trust for Resources Multi-Mode Bonds for Solomon Guggenheim Foundation VRDN RB Series 1990 B (Westdeutsche Landesbank Girozentrale LOC) (A-1+/VMIG1)			
1,400,000	0.98	07/01/2003	1,400,000
New York City Water Finance CP Series 5B (Westdeutsche Landesbank (50%) and Bayerische Landesbank (50%) SPA) (A-1+/P-1)			
2,000,000	1.05	07/17/2003	2,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York State Dormitory Authority CP for Cornell University (A-1+/P-1)			
$ 2,500,000	0.90%	09/05/2003	$ 2,500,000
2,500,000	0.90	09/08/2003	2,500,000
2,000,000	1.05	09/08/2003	2,000,000
5,000,000	1.05	09/10/2003	5,000,000
New York State Dormitory Authority RB for State University Educational Facilities Series 1993 A (A3/AA–)			
4,000,000	5.40	05/15/2004	4,151,555
New York State Dormitory Authority RB for State University Educational Facilities Series 1995 A (A3/AA–)			
1,000,000	6.50	05/15/2004	1,045,623
New York State Dormitory Authority VRDN RB for Rockefeller University Series 2002 A2 (A-1+/VMIG1)			
3,000,000	0.95	07/03/2003	3,000,000
New York State Dormitory Authority VRDN RB for the Metropolitan Museum of Art Series 1993 A (A-1+/VMIG1)			
6,580,000	0.90	07/02/2003	6,580,000
New York State Environmental CP Series 1997 A (Bayerische Landesbank (50%) and Landesbank Hessen-Thueringen (50%) LOC) (A-1+/VMIG1)			
3,000,000	0.90	09/05/2003	3,000,000
New York State Environmental Facilities Corp. RB for Clean Water & Drinking Revolving Funds Series 2002 G (AAA/Aaa)			
1,145,000	3.00	10/15/2003	1,151,508
New York State Environmental Facilities Corp. RB for Clean Water & Drinking Revolving Funds Series 2002 H (AAA/Aaa)			
1,075,000	2.50	10/15/2003	1,079,549
New York State Environmental Facilities Corp. VRDN RB Eagle Tax-Exempt Trust Series 1996 C3204 COPS (Citibank SPA) (A-1+/VMIG1)			
7,750,000	1.01	07/03/2003	7,750,000
New York State Environmental GO CP Series 1998 A (JP Morgan Chase & Co. (33.3%), Bayerische Landesbank (33.3%) and Landesbank Hessen-Thueringen (33.3%) LOC) (A-1+/VMIG1)			
2,000,000	1.05	08/06/2003	2,000,000
4,000,000	1.02	09/04/2003	4,000,000
New York State GO VRDN Series 2000 B (Dexia Credit Local de France LOC) (A-1+/VMIG1)			
1,965,000	1.50	08/07/2003	1,965,000
New York State Housing Finance Agency Service Contract VRDN RB Series 2003 B (BNP Paribas LOC) (A-1+/F1+)			
3,100,000	0.90	07/02/2003	3,100,000
New York State Housing Finance Agency Service Contract VRDN RB Series 2003 E (BNP Paribas LOC) (A-1+)			
1,900,000	0.90	07/02/2003	1,900,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost

New York (continued)

New York State Housing Finance Agency VRDN RB AMT for 900 Eighth Ave Housing Series 2002 A (Keybank N.A. LOC) (VMIG1)

| $ 8,300,000 | 1.05% | 07/02/2003 | $ 8,300,000 |

New York State Housing Finance Agency VRDN RB AMT for Talleyrand Crescent Housing Series 1999 (FNMA LOC) (VMIG1)

| 11,000,000 | 1.00 | 07/02/2003 | 11,000,000 |

New York State Housing Finance Agency VRDN RB AMT for Tribeca Park Series 1997 A (FNMA LOC SPA) (VMIG1)

| 3,700,000 | 1.00 | 07/02/2003 | 3,700,000 |

New York State Housing Finance Agency VRDN RB for 10 Liberty Street Housing Series 2003 (Fleet National Bank LOC) (VMIG1)

| 2,000,000 | 0.95 | 07/02/2003 | 2,000,000 |

New York State Housing Finance Agency VRDN RB for 20 River Terrace Housing Series 2002 A (Fleet National Bank LOC) (VMIG1)

| 5,600,000 | 1.05 | 07/02/2003 | 5,600,000 |

New York State Housing Finance Agency VRDN RB for Liberty View Apartments Housing Series 1997 A (FNMA) (A-1+)

| 8,800,000 | 0.95 | 07/02/2003 | 8,800,000 |

New York State Local Government Assistance Corp. VRDN RB Merlots Series 2003 A06 (MBIA) (Wachovia Bank N.A. SPA) (VMIG1)

| 5,135,000 | 1.04 | 07/02/2003 | 5,135,000 |

New York State Local Government Assistance Corp. VRDN RB Series 1995 B (Bank of Nova Scotia LOC) (A-1/VMIG1)

| 600,000 | 0.92 | 07/02/2003 | 600,000 |

New York State Local Government Assistance Corp. VRDN RB Series 1995 G (Bank of Nova Scotia LOC) (A-1/VMIG1)

| 3,900,000 | 0.85 | 07/02/2003 | 3,900,000 |

New York State Power Authority CP Series 2 (A-1/P-1)

| 2,000,000 | 1.05 | 09/12/2003 | 2,000,000 |

New York State Power Authority VRDN RB Subseries 2000-1 (A-1/VMIG1)

| 2,200,000 | 0.95 | 07/02/2003 | 2,200,000 |

New York State Power Authority VRDN RB Subseries 2000-5 (A-1/VMIG1)

| 5,400,000 | 0.95 | 07/02/2003 | 5,400,000 |

New York State Thruway Authority CP Series 01 (Landesbank Hessen-Thueringen LOC) (A-1+/P-1)

5,000,000	1.05	07/14/2003	5,000,000
2,000,000	1.00	07/16/2003	2,000,000
2,500,000	1.05	10/10/2003	2,500,000
1,500,000	1.05	10/14/2003	1,500,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost

New York (continued)

New York State Thruway Authority Service Contract RB for Local Highway & Bridge Series 1997 (A3/AA–)

| $ 1,095,000 | 5.50% | 04/01/2004 | $ 1,130,434 |

New York State Urban Development Corporate Revenue Floating Rate Receipts Series 2003 SG-164 (A-1+)

| 3,000,000 | 0.98 | 07/03/2003 | 3,000,000 |

Port Authority New York & New Jersey Special Obligation VRDN RB for Versatile Structure Obligation Series 1994 2 (Morgan Guaranty Trust SPA) (A-1+/VMIG1)

| 4,595,000 | 0.90 | 07/01/2003 | 4,595,000 |

Rensselaer County IDA VRDN RB for Rensselaer Polytechnic Institute Civic Facilities Project Series 1997 A (A-1+/VMIG1)

| 3,630,000 | 1.00 | 07/03/2003 | 3,630,000 |

Rockland County GO RANS Series 2003 (SP-1+/MIG1)

| 2,000,000 | 2.00 | 02/26/2004 | 2,011,644 |

Suffolk County New York GO TANS Series 2002 (SP-1+/MIG1)

| 5,000,000 | 2.50 | 09/09/2003 | 5,009,639 |

Suffolk County New York GO TANS Series 2003 (SP-1+/MIG1)

| 2,000,000 | 2.00 | 08/14/2003 | 2,002,257 |

Three Villages Central School District Brookhaven & Smithtown TANS Series 2003 (MIG1)

| 3,000,000 | 1.50> | 06/30/2004 | 3,019,470 |

Triborough Bridge & Tunnel Authority VRDN RB General Purpose Series 2001 B (AMBAC) (State Street Corp. SPA) (A-1+/VMIG1)

| 2,500,000 | 0.90 | 07/02/2003 | 2,500,000 |

Triborough Bridge & Tunnel Authority VRDN RB Merlots Series 2003 A26 (AMBAC) (Wachovia Bank N.A. SPA) (VMIG1)

| 3,000,000 | 1.04 | 07/02/2003 | 3,000,000 |

Triborough Bridge & Tunnel Authority VRDN RB Series 2000 A (FSA) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)

| 2,275,000 | 0.90 | 07/02/2003 | 2,275,000 |

Triborough Bridge & Tunnel Authority VRDN RB Series 2000 D (FSA) (Lloyds TSB Bank SPA) (A-1/VMIG1)

| 1,945,000 | 0.90 | 07/02/2003 | 1,945,000 |

Triborough Bridge & Tunnel Authority VRDN RB Special Obligation Refunding Series 2000 C (FSA) (Lloyds TSB Bank (50%) and JP Morgan Chase & Co. (50%) SPA) (A-1+/VMIG1)

| 2,000,000 | 0.90 | 07/02/2003 | 2,000,000 |

Westchester County New York Individual Development Agency Levister Redevelopment Co., LLC. VRDN RB AMT Series 2001 B (Bank of New York LOC) (VMIG1)

| 3,000,000 | 0.90 | 07/03/2003 | 3,000,000 |

| | | | $275,058,311 |

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt New York Portfolio (continued)

June 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Puerto Rico—8.5%			
Commonwealth of Puerto Rico TRANS Series 2002 (SP-1/MIG1)			
$ 4,000,000	2.50%	07/30/2003	$ 4,003,205
Puerto Rico Government Development Bank (CP Program) (A-1+)			
3,000,000	1.00	07/11/2003	3,000,000
1,000,000	1.15	07/21/2003	1,000,000
3,000,000	1.10	07/29/2003	3,000,000
2,000,000	1.05	08/05/2003	2,000,000
1,500,000	1.00	08/06/2003	1,500,000
2,000,000	0.95	09/09/2003	2,000,000
Puerto Rico Industrial Tourist Edl VRDN RB AMT for Bristol-Myers Squibb Project Series 2000 (P-1)			
8,300,000	1.02	07/03/2003	8,300,000
			$ 24,803,205
Total Investments			$299,861,516

> Forward commitment

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the prerefunded date for those types of securities.

Security ratings disclosed are issued by Standard & Poor's/Moody's Investors Service. A description of the ratings is available in the Portfolio's Statement of Additional Information.

The percentage shown for each category reflects the value of investments in that category as a percentage of total net assets.

See Investment Abbreviations on page 29.

The accompanying notes are an integral part of these financial statements.

Investment Abbreviations:

AMBAC —Insured by American Municipal Bond
Assurance Corp.
AMT —Alternative Minimum Tax
BANS —Bond Anticipation Notes
COPS —Certificates of Participation
CP —Commercial Paper
DOT —Department of Transportation
FGIC —Insured by Financial Guaranty Insurance Co.
FHLMC —Insured Federal Home Loan Mortgage Corp.
FNMA —Insured by Federal National Mortgage Assoc.
FSA —Insured by Financial Security Assurance Co.
GO —General Obligation
IDA —Industrial Development Authority
IDB —Industrial Development Bond
IDRB —Industrial Development Revenue Bond
LOC —Letter of Credit
MBIA —Insured by Municipal Bond Investors
Assurance
MF Hsg.—Multi-Family Housing
PCRB —Pollution Control Revenue Bond
RANS —Revenue Anticipation Notes
RB —Revenue Bond
SPA —Stand-by-Purchase Agreement
TANS —Tax Anticipation Notes
TFA —Transportation Finance Authority
TRANS —Tax Revenue Anticipation Notes
VRDN —Variable Rate Demand Note

The accompanying notes are an integral part of these financial
statements.

Statements of Assets and Liabilities

June 30, 2003 (Unaudited)

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
Assets:			
Investment in securities, at value based on amortized cost	$ 621,862,293	$1,541,530,579	$ 69,893,887
Repurchase agreements	43,400,000	143,200,000	103,400,000
Cash	39,594	68,847	28,413
Receivables:			
Interest	226,397	1,079,200	32,695
Fund shares sold	—	925,736	—
Reimbursement from investment adviser	—	—	11,384
Other	11,603	47,221	33,012
Total assets	665,539,887	1,686,851,583	173,399,391
Liabilities:			
Payables:			
Investment securities purchased	—	—	—
Income distribution	35,616	46,606	4,723
Fund shares repurchased	—	459,601	—
Amounts owed to affiliates	413,253	736,770	61,081
Accrued expenses and other liabilities	209,081	213,468	100,011
Total liabilities	657,950	1,456,445	165,815
Net Assets:			
Paid-in capital	664,881,937	1,685,395,138	173,233,576
Accumulated net realized gain (loss) on investment transactions	—	—	—
NET ASSETS	$ 664,881,937	$1,685,395,138	$173,233,576
Net asset value, offering and redemption price per unit/share	$1.00	$1.00	$1.00
Units/Shares outstanding:			
ILA Units	330,839,186	617,445,577	81,811,559
ILA Administration Units	68,171,465	500,945,301	14,470,777
ILA Service Units	197,537,029	292,061,925	66,113,634
ILA Class B Units	35,342,150	—	—
ILA Class C Units	18,365,760	—	—
ILA Cash Management Shares	14,626,347	274,942,335	10,781,972
Total units/shares of beneficial interest outstanding, $.001 par value (unlimited number of units/shares authorized)	664,881,937	1,685,395,138	173,177,942

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
	$ 514,170,871	$635,175,265	$3,191,911,248	$1,924,616,905	$815,973,181	$299,861,516
	708,100,000	—	—	—	—	—
	45,656	8,727	21,456	24,303,691	18,816,353	62,865
	646,466	—	4,067,261	5,009,722	1,495,218	918,298
	—	734	—	52,050	—	—
	—	2,007	—	—	—	5,076
	36,647	15,752	51,755	39,142	28,952	10,071
	1,222,999,640	635,202,485	3,196,051,720	1,954,021,510	836,313,704	300,857,826
	—	—	—	83,070,564	47,373,629	8,047,620
	335,294	105,362	147,299	62,652	13,839	3,185
	—	—	—	2,520	—	—
	413,612	182,330	1,430,509	770,311	280,219	123,663
	499,364	254,647	269,489	165,836	118,076	85,305
	1,248,270	542,339	1,847,297	84,071,883	47,785,763	8,259,773
	1,221,751,370	634,660,146	3,194,204,423	1,869,904,676	788,537,294	292,598,053
	—	—	—	44,951	(9,353)	—
	$1,221,751,370	$634,660,146	$3,194,204,423	$1,869,949,627	$788,527,941	$292,598,053
	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
	167,159,046	66,476,487	1,461,347,625	866,467,720	410,565,447	122,394,623
	18,840,482	39,653,927	760,967,186	644,295,276	271,931,411	94,449,285
	991,869,409	503,841,925	248,616,739	13,610,098	1,668	123,470
	—	—	—	—	—	—
	—	—	—	—	—	—
	43,882,433	24,687,807	723,272,873	345,352,237	105,957,781	75,622,567
	1,221,751,370	634,660,146	3,194,204,423	1,869,725,331	788,456,307	292,589,945

Statements of Operations

For the Six Months Ended June 30, 2003 (Unaudited)

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
Investment income:			
Interest income	$5,997,294	$12,104,212	$1,188,630
Expenses:			
Management fees	1,560,679	3,053,166	327,427
Transfer Agent fees[a]	178,363	348,933	37,420
Service Share fees	389,118	598,704	157,557
Distribution and Service fees[b]	322,194	667,677	38,589
Cash Management Share fees	29,861	667,677	38,589
Administration Share fees	56,153	352,328	8,030
Custody and accounting fees	86,835	119,020	42,616
Registration fees	54,690	14,350	11,871
Printing fees	50,629	13,343	11,543
Professional fees	36,444	26,445	23,865
Trustee fees	5,372	5,372	5,372
Other	79,470	42,657	19,863
Total expenses	2,849,808	5,909,672	722,742
Less—expense reductions	(234,209)	(574,479)	(101,917)
Net expenses	2,615,599	5,335,193	620,825
NET INVESTMENT INCOME	3,381,695	6,769,019	567,805
Net realized gain (loss) on investment transactions	(77)	7,910	—
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$3,381,618	$ 6,776,929	$ 567,805

[a] The following Portfolios had Transfer Agent fees of:

Portfolio	ILA Units	ILA Administration Units	ILA Service Units	ILA Cash Management Shares
Prime Obligations^	$110,395	$ 14,974	$ 38,912	$ 2,389
Money Market	141,695	93,954	59,870	53,414
Government	16,436	2,141	15,756	3,087
Treasury Obligations	43,673	3,585	411,384	11,175
Treasury Instruments	16,760	5,481	84,939	3,855
Federal	332,984	174,654	54,021	142,787
Tax-Exempt Diversified	182,205	101,893	4,382	59,942
Tax-Exempt California	70,522	25,746	16	14,676
Tax-Exempt New York	25,012	19,521	25	14,895

^ Prime Obligations Class B and Class C had Transfer Agent fees of $7,811 and $3,882, respectively.
[b] Amounts relate to Distribution (12b-1) and Service fees for the Cash Management Shares, except for the Prime Obligations Portfolio, which also includes Class B and Class C Units Distributions and Service (12b-1) fees of $195,277 and $97,056, respectively.

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
$14,563,081	$3,190,701	$22,849,159	$10,381,489	$3,156,815	$1,714,825
4,110,895	971,562	6,163,903	3,048,695	970,899	520,206
469,817	111,035	704,446	348,422	110,960	59,453
4,113,841	849,394	540,211	43,821	159	245
139,689	48,184	1,784,831	749,277	183,458	186,186
139,689	48,184	1,784,831	749,277	183,458	186,186
13,445	20,554	654,954	382,100	96,547	73,205
162,726	63,314	173,037	117,591	68,204	51,230
14,205	10,533	15,882	14,385	5,549	3,851
11,646	13,341	13,391	94,071	13,341	13,341
27,731	25,600	27,728	26,445	24,267	23,865
5,371	5,372	5,372	5,371	5,372	5,372
43,918	23,128	77,678	37,334	23,019	22,035
9,252,973	2,190,201	11,946,264	5,616,789	1,685,233	1,145,175
(127,813)	(64,654)	(1,564,586)	(1,024,180)	(284,091)	(289,167)
9,125,160	2,125,547	10,381,678	4,592,609	1,401,142	856,008
5,437,921	1,065,154	12,467,481	5,788,880	1,755,673	858,817
761,151	123,672	356,454	14,198	—	—
$ 6,199,072	$1,188,826	$12,823,935	$ 5,803,078	$1,755,673	$ 858,817

Statements of Changes in Net Assets

For the Six Months Ended June 30, 2003 (Unaudited)

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
From operations:			
Net investment income	$ 3,381,695	$ 6,769,019	$ 567,805
Net realized gain (loss) on investment transactions	(77)	7,910	—
Net increase in net assets resulting from operations	3,381,618	6,776,929	567,805
Distributions to unit/shareholders:			
From net investment income			
ILA Units	(2,510,901)	(3,469,481)	(339,530)
ILA Administration Units	(282,961)	(1,918,617)	(35,996)
ILA Service Units	(489,060)	(855,310)	(169,058)
ILA Class B Units	(53,211)	—	—
ILA Class C Units	(26,466)	—	—
ILA Cash Management Shares	(19,019)	(533,521)	(23,221)
Total distributions to unit/shareholders	(3,381,618)	(6,776,929)	(567,805)
From units/share transactions (at $1.00 per unit/share):			
Proceeds from sales of units/shares	2,126,335,224	5,709,802,995	248,867,255
Reinvestment of dividends and distributions	3,044,111	6,469,039	514,692
Cost of units/shares repurchased	(2,363,772,685)	(5,838,948,095)	(269,121,976)
Net increase (decrease) in net assets resulting from unit/share transactions	(234,393,350)	(122,676,061)	(19,740,029)
Total increase (decrease)	(234,393,350)	(122,676,061)	(19,740,029)
Net assets:			
Beginning of period	899,275,287	1,808,071,199	192,973,605
End of period	$ 664,881,937	$ 1,685,395,138	$ 173,233,576

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
$ 5,437,921	$ 1,065,154	$ 12,467,481	$ 5,788,880	$ 1,755,673	$ 858,817
761,151	123,672	356,454	14,198	—	—
6,199,072	1,188,826	12,823,935	5,803,078	1,755,673	858,817
(973,795)	(319,065)	(7,578,851)	(3,538,749)	(1,245,848)	(444,858)
(65,007)	(83,035)	(3,325,047)	(1,595,166)	(358,265)	(275,905)
(5,062,338)	(756,753)	(687,255)	(46,434)	(188)	(232)
—	—	—	—	—	—
—	—	—	—	—	—
(97,932)	(29,973)	(1,232,782)	(608,531)	(151,372)	(137,822)
(6,199,072)	(1,188,826)	(12,823,935)	(5,788,880)	(1,755,673)	(858,817)
1,322,824,892	974,116,810	8,353,376,302	4,861,396,529	1,191,646,164	552,459,243
854,615	376,828	11,620,490	5,222,377	1,691,396	834,916
(2,732,373,847)	(911,604,080)	(8,930,315,196)	(4,715,502,965)	(915,952,764)	(545,288,483)
(1,408,694,340)	62,889,558	(565,318,404)	151,115,941	277,384,796	8,005,676
(1,408,694,340)	62,889,558	(565,318,404)	151,130,139	277,384,796	8,005,676
2,630,445,710	571,770,588	3,759,522,827	1,718,819,488	511,143,145	284,592,377
$ 1,221,751,370	$ 634,660,146	$ 3,194,204,423	$ 1,869,949,627	$ 788,527,941	$ 292,598,053

Statements of Changes in Net Assets

For the Year Ended December 31, 2002

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
From operations:			
Net investment income	$ 11,035,362	$ 27,224,645	$ 2,165,239
Net realized gain on investment transactions	13,533	12,401	—
Net increase in net assets resulting from operations	11,048,895	27,237,046	2,165,239
Distributions to unit/shareholders:			
From net investment income			
ILA Units	(7,968,709)	(14,723,030)	(1,313,175)
ILA Administration Units	(1,022,723)	(5,663,491)	(83,341)
ILA Service Units	(1,671,385)	(3,767,445)	(629,809)
ILA Class B Units	(160,414)	—	—
ILA Class C Units	(79,570)	—	—
ILA Cash Management Shares	(146,094)	(3,083,080)	(138,914)
Total distributions to unit/shareholders	(11,048,895)	(27,237,046)	(2,165,239)
From units/share transactions (at $1.00 per unit/share):			
Proceeds from sales of units/shares	6,880,167,002	9,621,791,533	587,183,243
Reinvestment of dividends and distributions	9,729,027	25,789,632	1,918,407
Cost of units/shares repurchased	(6,783,111,684)	(10,121,902,023)	(606,817,885)
Net increase (decrease) in net assets resulting from unit/share transactions	106,784,345	(474,320,858)	(17,716,235)
Total increase (decrease)	106,784,345	(474,320,858)	(17,716,235)
Net assets:			
Beginning of year	792,490,942	2,282,392,057	210,689,840
End of year	$ 899,275,287	$ 1,808,071,199	$ 192,973,605

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
$ 25,707,784	$ 4,886,410	$ 57,409,021	$ 18,481,822	$ 4,319,200	$ 2,438,201
1,861,674	373,627	389,778	158,098	—	11,035
27,569,458	5,260,037	57,798,799	18,639,920	4,319,200	2,449,236
(5,637,338)	(1,701,451)	(35,540,449)	(12,574,689)	(3,217,195)	(1,266,365)
(156,582)	(284,137)	(11,550,339)	(3,597,753)	(697,121)	(786,836)
(20,943,330)	(3,190,281)	(2,861,506)	(219,250)	(18,743)	(1,365)
—	—	—	—	—	—
—	—	—	—	—	—
(832,208)	(84,168)	(7,846,505)	(2,090,130)	(386,141)	(383,635)
(27,569,458)	(5,260,037)	(57,798,799)	(18,481,822)	(4,319,200)	(2,438,201)
7,166,719,475	2,568,759,932	18,799,529,744	8,461,632,659	1,816,240,534	1,148,202,094
3,985,134	1,846,584	51,969,755	15,808,645	4,079,743	2,315,478
(6,362,568,082)	(2,488,293,404)	(20,700,482,778)	(8,820,692,470)	(1,748,153,921)	(1,147,329,459)
808,136,527	82,313,112	(1,848,983,279)	(343,251,166)	72,166,356	3,188,113
808,136,527	82,313,112	(1,848,983,279)	(343,093,068)	72,166,356	3,199,148
1,822,309,183	489,457,476	5,608,506,106	2,061,912,556	438,976,789	281,393,229
$ 2,630,445,710	$ 571,770,588	$ 3,759,522,827	$ 1,718,819,488	$ 511,143,145	$ 284,592,377

Notes to Financial Statements

June 30, 2003 (Unaudited)

1. Organization

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs—Institutional Liquid Assets Portfolios, collectively ''ILA'' or ''Portfolios,'' or individually, a ''Portfolio.'' ILA consists of nine portfolios: Prime Obligations, Money Market, Government, Treasury Obligations, Treasury Instruments, Federal, Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios. All the Portfolios are diversified except for the Tax-Exempt California and Tax-Exempt New York Portfolios. All ILA Portfolios offer ILA Units, ILA Administration Units, ILA Service Units and ILA Cash Management Shares. In addition, Prime Obligations offers ILA Class B and C Units. The investment objective of the Portfolios is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing exclusively in high quality money market instruments. The Tax-Exempt Portfolios seek to provide unit/shareholders, to the extent consistent with the preservation of capital and prescribed portfolio standards, with a high level of income exempt from federal income tax by investing primarily in municipal instruments.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by ILA. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation—
ILA uses the amortized-cost method for valuing portfolio securities, which approximates market value.

Under this method, all investments purchased at a discount or at a premium are valued by amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity.

B. Security Transactions and Interest Income—
Security transactions are accounted for on a trade date basis. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned. Net investment income (other than class specific expenses) and realized gains or losses are allocated daily to each class of units/shares of the Portfolios based upon the relative proportion of net assets of each class.

C. Federal Taxes—
It is each Portfolio's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all investment company taxable and tax-exempt income to its unit/shareholders. Accordingly, no federal tax provisions are required. Income distributions to unit/shareholders are recorded on ex-dividend date, declared daily and paid monthly by the Portfolios.

The characterization of distributions to unit/shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Portfolios' distributions is shown in the accompanying financial statements as from net investment income. At December 31, 2002 (tax year end), the following Portfolio had a capital loss carryforward for U.S. federal tax purposes of approximately:

Portfolio	Amount	Years of Expiration
Tax-Exempt California	$9,000	2007 to 2008

2. Significant Accounting Policies (continued)

This amount is available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations.

The amortized cost for each Portfolio stated in the accompanying Statements of Assets and Liabilities also represents aggregate cost for federal income tax purposes.

D. Expenses—
Expenses incurred by the Trust which do not specifically relate to an individual Portfolio of the Trust are generally allocated to the Portfolios on a straight-line or pro rata basis depending upon the nature of the expense.

Unit/Shareholders of ILA Administration, ILA Service, ILA Class B, ILA Class C and ILA Cash Management Share classes bear all expenses and fees paid to service organizations under Distribution and Service and Administration and Service Plans as described in footnote 3. Each class of units/shares of the Portfolios separately bears its respective class-specific Transfer Agency fees.

E. Forward Commitment Transactions—
The Portfolios may enter into forward commitments. These transactions involve a commitment by a Portfolio to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement. As a result of entering into these transactions, the Portfolios are required to segregate liquid assets equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements—
Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price.

During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Portfolios, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Portfolio's custodian or designated subcustodians under triparty repurchase agreements.

3. Agreements
Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was renamed at the end of April 2003, Goldman Sachs Asset Management, L.P. (''GSAM''), and assumed Goldman, Sachs & Co.'s (''Goldman Sachs'') investment advisory responsibilities under its Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Portfolios. The fees payable under the Agreement, and the personnel who manage the Portfolios, did not change as a result of GSAM's assumption of responsibilities. Under the Agreement GSAM manages the Portfolios, subject to the general supervision of the Trust's Board of Trustees. As compensation for the services rendered pursuant to the Agreement and the assumption of the expenses related thereto and administering the Portfolios' business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.35% of each Portfolios' average daily net assets.

GSAM has voluntarily agreed to reduce or limit the total operating expenses of each Portfolio (excluding Distribution and Service fees, Administration, Cash Management and Service plan fees, taxes, interest, brokerage commissions, litigation, indemnification, shareholder meeting and other extraordinary expenses) such that total operating expenses will not exceed 0.43% of the average daily net assets of each Portfolio.

For the six months ended June 30, 2003, the Portfolios' Adviser has voluntarily agreed to waive

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

3. Agreements (continued)

certain fees and reimburse other expenses. In addition, the Portfolios have entered into certain offset arrangements with the custodian resulting in a reduction in the Portfolios' expenses. These expense reductions were as follows (in thousands):

Portfolio	Expense Reimburse-ments	Custody Fee Reductions	B&C Distribution and Service Fee Waiver	CMS Share Distribution Fee Waiver	CMS Share Service Fee Waiver	Service Unit Service Fee Waiver	Total
Prime Obligations	$101	$ —	$107	$ 26	$ —	$—	$ 234
Money Market	—	—	—	574	—	—	574
Government	65	1	—	33	3	—	102
Treasury Obligations	—	1	—	120	7	—	128
Treasury Instruments	11	1	—	41	12	—	65
Federal	—	1	—	1,532	32	—	1,565
Tax-Exempt Diversified	—	79	—	644	296	5	1,024
Tax-Exempt California	—	28	—	158	98	—	284
Tax-Exempt New York	30	15	—	160	84	—	289

The Trust, on behalf of each Portfolio that offers Class B Units and Class C Units, has adopted a Distribution and Service Plan. Under the Distribution and Service Plan, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee from each Portfolio for distribution services and personal and account maintenance fees equal to, on an annual basis, 0.75% and 0.25%, respectively, of the average daily net assets attributable to Class B and Class C Units. Table detailing fee waivers on the Distribution and Service Fees for the Class B and C Units is on the following page.

The Trust, on behalf of each Portfolio that offers Cash Management Shares, has adopted a Distribution Plan. Under the Distribution Plan, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee from each Portfolio for distribution services equal to, on an annual basis 0.50% of the average daily net assets attributable to Cash Management Shares. GSAM has voluntarily agreed to waive a portion of the Distribution fees equal to 0.43%, on an annual basis, of the average daily net assets attributable to Cash Management Shares.

Goldman Sachs acts as ILA's distributor under a Distribution Agreement for which it receives no compensation except for a portion of the ILA Prime Obligations Service Units contingent deferred sales charges. Goldman Sachs has advised the Portfolio that it retained approximately $25,000 for Service Units for the six months ended June 30, 2003.

The Trust, on behalf of each Portfolio, has adopted Administration and Service Plans. These plans allow for ILA Administration Units, ILA Service Units and ILA Cash Management Shares, to compensate service organizations including affiliates of Goldman Sachs for providing varying levels of account administration and unitholder/shareholder liaison services to their customers who are beneficial owners of such units. The Administration and Service Units and Cash Management Shares Service Plans provide for compensation to the service organizations in an amount up to 0.15%, 0.40% and 0.50% (on an annualized basis), respectively, of the average daily net asset value of the respective units/shares.

3. Agreements (continued)

The table below details the weighted average fee waivers for the six months ended June 30, 2003 as well as the cumulative fee waivers that were in effect as of June 30, 2003 for the Distribution and Service Fees attributable to the Class B and C Units, the Cash Management Share Service Fees and the Service Unit Service Fees.

Portfolio	Weighted Average Fee Waivers for the Six Months Ended June 30, 2003			Fee Waivers as of June 30, 2003		
	B&C Distribution and Service Fee Waiver	CMS Share Service Fee Waiver	Service Unit Service Fee Waiver	B&C Distribution and Service Fee Waiver	CMS Share Service Fee Waiver	Service Unit Service Fee Waiver
Prime Obligations	0.37%	—%	—%	0.43%	—%	—%
Money Market	N/A	—	—	N/A	—	—
Government	N/A	0.04	—	N/A	0.08	—
Treasury Obligations	N/A	0.03	—	N/A	0.10	—
Treasury Instruments	N/A	0.12	—	N/A	0.15	—
Federal	N/A	0.01	—	N/A	0.05	—
Tax-Exempt Diversified	N/A	0.20	0.05	N/A	0.15	—
Tax-Exempt California	N/A	0.27	0.16	N/A	0.20	0.10
Tax-Exempt New York	N/A	0.23	0.06	N/A	0.20	—

At June 30, 2003, the amounts owed to affiliates were as follows (in thousands):

Portfolio	Management	Distribution and Service	Transfer Agent	Over Reimbursement of "Other Expenses"	Affiliated Dealers	Total
Prime Obligations	$221	$27	$ 25	$72	$ 68	$ 413
Money Market	494	16	56	—	171	737
Government	50	1	6	—	4	61
Treasury Obligations	366	3	42	—	3	414
Treasury Instruments	159	1	18	—	4	182
Federal	929	41	106	—	355	1,431
Tax-Exempt Diversified	520	19	59	—	172	770
Tax-Exempt California	210	6	24	—	40	280
Tax-Exempt New York	84	4	10	—	26	124

Goldman Sachs also serves as the Transfer Agent and is entitled to a fee calculated daily and payable monthly at an annual rate of 0.04% of the average daily net assets of each class.

4. Line of Credit Facility

The Portfolios participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangements, the Portfolios must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Portfolios based on the amount of the commitment which has not been utilized. During the six months ended June 30, 2003, the Portfolios did not have any borrowings under this facility.

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

5. Joint Repurchase Agreement Accounts

The ILA Portfolios, together with other registered investment companies having management agreements with GSAM or its affiliates, may transfer uninvested cash balances into joint accounts, the daily aggregate balances of which are invested in one or more repurchase agreements.

At June 30, 2003, the Prime Obligations, Money Market, Government and Treasury Obligations Portfolios had undivided interests in the following Joint Repurchase Agreement Account I, which equaled $3,400,000, $33,200,000, $21,400,000 and $87,800,000 in principal amount, respectively. At June 30, 2003, the repurchase agreements held in Joint Repurchase Agreement Account I were fully collateralized by U.S. Treasury obligations.

Joint Repurchase Agreement Account I

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Bear Stearns Companies, Inc.				
	$ 400,000,000	1.10%	07/01/2003	$ 400,012,222
Deutsche Bank Securities, Inc.				
	50,000,000	1.10	07/01/2003	50,001,528
Merrill Lynch & Co., Inc.				
	394,500,000	1.05	07/01/2003	394,511,506
UBS LLC				
	300,000,000	1.10	07/01/2003	300,009,167
UBS LLC				
	240,000,000	1.20	07/01/2003	240,008,000
Westdeutsche Landesbank AG				
	500,000,000	0.95	07/01/2003	500,013,194
Westdeutsche Landesbank AG				
	250,000,000	1.10	07/01/2003	250,007,639
TOTAL	$2,134,500,000			$2,134,563,256

At June 30, 2003, the Prime Obligations, Money Market and Government Portfolios had undivided interests in the following Joint Repurchase Agreement Account II, which equaled $40,000,000, $110,000,000 and $70,000,000 in principal amount, respectively. At June 30, 2003, the repurchase agreements held in Joint Repurchase Agreement Account II were fully collateralized by Federal Agency obligations.

Joint Repurchase Agreement Account II

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC				
	$ 700,000,000	1.25%	07/01/2003	$ 700,024,305
Barclays Capital PLC				
	500,000,000	1.20	07/01/2003	500,016,667
Bear Stearns Companies, Inc.				
	300,000,000	1.25	07/01/2003	300,010,417
Credit Suisse First Boston Corp.				
	200,000,000	1.25	07/01/2003	200,006,944
Deutsche Bank Securities, Inc.				
	350,000,000	1.20	07/01/2003	350,011,667
Greenwich Capital Markets				
	350,000,000	1.25	07/01/2003	350,012,153
J.P. Morgan Chase & Co.				
	750,000,000	1.20	07/01/2003	750,025,000
Morgan Stanley				
	500,000,000	1.40	07/01/2003	500,019,444
UBS LLC				
	850,000,000	1.23	07/01/2003	850,029,042
Westdeutsche Landesbank AG				
	600,000,000	1.25	07/01/2003	600,020,833
TOTAL	$5,100,000,000			$5,100,176,472

6. Portfolio Concentrations

As a result of the Tax-Exempt Portfolios' ability to invest a large percentage of their assets in obligations of issuers within certain states, they are subject to possible concentration risks associated with economic, political or legal developments or industrial or regional matters specifically affecting such states.

7. Other Matters

Pursuant to Securities and Exchange Commission (''SEC'') exemptive orders, certain Portfolios may enter into certain principal transactions, including repurchase agreements, with Goldman Sachs.

8. Subsequent Events

Subsequent to June 30, 2003, GSAM voluntarily agreed to waive an additional portion of the Distribution and Service Fees attributable to Class B and C Units, the Cash Management Share Service Fees and the Service Unit Service Fees.

The cumulative fee waivers as of July 17, 2003, are as follows:

Portfolio	B&C Distribution and Service Fee Waiver	CMS Share Service Fee Waiver	Service Unit Service Fee Waiver
Prime Obligations	0.53%	0.10%	—%
Money Market	N/A	0.10	—
Government	N/A	0.17	—
Treasury Obligations	N/A	0.15	—
Treasury Instruments	N/A	0.17	—
Federal	N/A	0.10	—
Tax-Exempt Diversified	N/A	0.25	0.08
Tax-Exempt California	N/A	0.30	0.13
Tax-Exempt New York	N/A	0.30	0.13

43

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

9. Summary of Unit/Share Transactions (at $1.00 per unit/share)

Unit/share activity for the six months ended June 30, 2003 is as follows:

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
ILA Units:			
Units sold	1,525,599,937	986,228,112	128,637,470
Reinvestment of dividends and distributions	2,232,257	3,283,871	303,114
Units repurchased	(1,770,272,945)	(1,197,273,175)	(128,876,053)
	(242,440,751)	(207,761,192)	64,531
ILA Administration Units:			
Units sold	178,575,136	1,332,906,510	34,726,658
Reinvestment of dividends and distributions	278,071	1,832,983	35,669
Units repurchased	(188,669,535)	(1,263,545,345)	(31,689,169)
	(9,816,328)	71,194,148	3,073,158
ILA Service Units:			
Units sold	351,836,976	1,552,574,168	50,030,713
Reinvestment of dividends and distributions	445,684	849,155	162,949
Units repurchased	(334,690,965)	(1,563,715,579)	(65,244,970)
	17,591,695	(10,292,256)	(15,051,308)
ILA Class B Units:			
Units sold	10,630,359	—	—
Reinvestment of dividends and distributions	49,513	—	—
Units repurchased	(15,241,765)	—	—
	(4,561,893)	—	—
ILA Class C Units:			
Units sold	30,995,829	—	—
Reinvestment of dividends and distributions	23,647	—	—
Units repurchased	(30,895,274)	—	—
	124,202	—	—
ILA Cash Management Shares:			
Shares sold	28,696,987	1,838,094,205	35,472,414
Reinvestment of dividends and distributions	14,939	503,030	12,960
Shares repurchased	(24,002,201)	(1,814,413,996)	(43,311,784)
	4,709,725	24,183,239	(7,826,410)
Net increase (decrease) in units/shares	(234,393,350)	(122,676,061)	(19,740,029)

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
437,398,012	299,944,213	2,772,344,738	1,751,654,296	536,510,652	169,165,302
770,949	265,443	6,680,790	3,134,240	1,191,223	422,309
(568,868,305)	(337,391,085)	(3,132,588,834)	(1,910,257,090)	(486,239,700)	(176,149,756)
(130,699,344)	(37,181,429)	(353,563,306)	(155,468,554)	51,462,175	(6,562,145)
51,327,149	125,641,222	2,416,159,094	1,905,080,199	487,455,570	260,470,052
60,325	78,539	3,189,852	1,489,852	352,697	275,334
(52,113,675)	(111,975,253)	(2,622,893,381)	(1,663,768,485)	(314,516,057)	(265,698,819)
(726,201)	13,744,508	(203,544,435)	242,801,566	173,292,210	(4,953,433)
769,149,008	519,589,414	1,190,654,989	37,308,467	62,595	—
12,224	3,694	567,994	32,119	4	231
(1,999,631,555)	(446,352,288)	(1,222,522,767)	(57,906,190)	(344,991)	—
(1,230,470,323)	73,240,820	(31,299,784)	(20,565,604)	(282,392)	231
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
64,950,723	28,941,961	1,974,217,481	1,167,353,567	167,617,347	122,823,889
11,117	29,152	1,181,854	566,166	147,472	137,042
(111,760,312)	(15,885,454)	(1,952,310,214)	(1,083,571,200)	(114,852,016)	(103,439,908)
(46,798,472)	13,085,659	23,089,121	84,348,533	52,912,803	19,521,023
(1,408,694,340)	62,889,558	(565,318,404)	151,115,941	277,384,796	8,005,676

45

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

9. Summary of Unit/Share Transactions (at $1.00 per unit/share) (continued)

Unit/share activity for the year ended December 31, 2002 is as follows:

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
ILA Units:			
Units sold	5,690,955,419	3,028,094,841	312,332,839
Reinvestment of dividends and distributions	6,962,902	13,838,496	1,172,708
Units repurchased	(5,567,851,804)	(3,372,902,486)	(356,473,528)
	130,066,517	(330,969,149)	(42,967,981)
ILA Administration Units:			
Units sold	403,294,725	2,136,968,470	48,653,858
Reinvestment of dividends and distributions	1,007,942	5,413,248	70,449
Units repurchased	(450,183,792)	(2,106,708,730)	(43,352,957)
	(45,881,125)	35,672,988	5,371,350
ILA Service Units:			
Units sold	624,337,461	3,239,741,598	140,734,311
Reinvestment of dividends and distributions	1,464,236	3,731,405	606,780
Units repurchased	(598,591,615)	(3,253,895,084)	(117,963,237)
	27,210,082	(10,422,081)	23,377,854
ILA Class B Units:			
Units sold	40,730,168	—	—
Reinvestment of dividends and distributions	146,317	—	—
Units repurchased	(33,703,454)	—	—
	7,173,031	—	—
ILA Class C Units:			
Units sold	72,929,732	—	—
Reinvestment of dividends and distributions	68,030	—	—
Units repurchased	(70,151,891)	—	—
	2,845,871	—	—
ILA Cash Management Shares:			
Shares sold	47,919,497	1,216,986,624	85,462,235
Reinvestment of dividends and distributions	79,600	2,806,483	68,470
Shares repurchased	(62,629,128)	(1,388,395,723)	(89,028,163)
	(14,630,031)	(168,602,616)	(3,497,458)
Net increase (decrease) in units/shares	106,784,345	(474,320,858)	(17,716,235)

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
3,308,538,099	1,108,836,682	7,619,826,145	4,250,073,134	1,068,984,426	462,848,552
3,793,790	1,478,073	31,255,631	10,445,779	3,061,536	1,150,023
(3,438,034,520)	(1,209,895,726)	(8,932,113,326)	(4,578,474,322)	(1,018,506,269)	(457,654,567)
(125,702,631)	(99,580,971)	(1,281,031,550)	(317,955,409)	53,539,693	6,344,008
108,375,542	255,670,504	5,191,772,332	2,901,382,353	527,639,101	468,524,955
128,260	275,218	10,958,698	3,234,464	660,230	783,167
(105,532,618)	(248,878,366)	(5,282,941,577)	(2,860,287,887)	(499,937,186)	(485,933,540)
2,971,184	7,067,356	(80,210,547)	44,328,930	28,362,145	(16,625,418)
3,323,316,221	1,167,320,701	2,329,144,155	67,266,910	6,902,770	201,500
50,090	9,980	2,343,095	183,338	10	1,364
(2,480,647,526)	(983,794,005)	(2,343,320,159)	(107,731,347)	(6,702,714)	(395,000)
842,718,785	183,536,676	(11,832,909)	(40,281,099)	200,066	(192,136)
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
426,489,613	36,932,045	3,658,787,112	1,242,910,262	212,714,237	216,627,087
12,994	83,313	7,412,331	1,945,064	357,967	380,924
(338,353,418)	(45,725,307)	(4,142,107,716)	(1,274,198,914)	(223,007,752)	(203,346,352)
88,149,189	(8,709,949)	(475,908,273)	(29,343,588)	(9,935,548)	13,661,659
808,136,527	82,313,112	(1,848,983,279)	(343,251,166)	72,166,356	3,188,113

47

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights

Selected Data for a Unit/Share Outstanding Throughout Each Period

Prime Obligations Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to unit/ shareholders | Net asset value, end of period | Total[b] return | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Six Months Ended June 30, (Unaudited)										
2003-ILA Units	$1.00	$0.004	$(0.004)	$1.00	0.45%(e)	$ 330,839	0.44%(d)	0.91%(d)	0.46%(d)	0.89%(d)
2003-ILA Administration Units	1.00	0.004	(0.004)	1.00	0.37(e)	68,172	0.59(d)	0.76(d)	0.61(d)	0.74(d)
2003-ILA Service Units	1.00	0.002	(0.002)	1.00	0.25(e)	197,537	0.84(d)	0.50(d)	0.86(d)	0.48(d)
2003-ILA B Units	1.00	0.001	(0.001)	1.00	0.14(e)	35,342	1.07(d)	0.27(d)	1.46(d)	(0.12)(d)
2003-ILA C Units	1.00	0.001	(0.001)	1.00	0.14(e)	18,366	1.07(d)	0.27(d)	1.46(d)	(0.12)(d)
2003-ILA Cash Management Shares	1.00	0.002	(0.002)	1.00	0.17(e)	14,626	1.01(d)	0.32(d)	1.46(d)	(0.13)(d)
For the Years Ended December 31,										
2002-ILA Units	1.00	0.01	(0.01)	1.00	1.45	573,280	0.43	1.42	0.44	1.41
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.30	77,988	0.58	1.29	0.59	1.28
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	1.05	179,945	0.83	1.03	0.84	1.02
2002-ILA B Units	1.00	—(c)	—(c)	1.00	0.48	39,904	1.39	0.46	1.44	0.41
2002-ILA C Units	1.00	—(c)	—(c)	1.00	0.48	18,241	1.39	0.47	1.44	0.42
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.87	9,917	1.00	0.90	1.44	0.46
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.79	443,213	0.43	3.70	0.43	3.70
2001-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.63	123,869	0.58	3.38	0.58	3.38
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.38	152,735	0.83	3.25	0.83	3.25
2001-ILA B Units	1.00	0.03	(0.03)	1.00	2.76	32,731	1.43	2.51	1.43	2.51
2001-ILA C Units	1.00	0.03	(0.03)	1.00	2.76	15,396	1.43	2.56	1.43	2.56
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.20	24,547	1.00	3.34	1.43	2.91
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.14	584,448	0.43	5.94	0.43	5.94
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.98	71,230	0.58	5.87	0.58	5.87
2000-ILA Service Units	1.00	0.06	(0.06)	1.00	5.72	170,446	0.83	5.63	0.83	5.63
2000-ILA B Units	1.00	0.05	(0.05)	1.00	5.09	20,333	1.43	4.97	1.43	4.97
2000-ILA C Units	1.00	0.05	(0.05)	1.00	5.09	10,806	1.43	5.02	1.43	5.02
2000-ILA Cash Management Shares	1.00	0.05	(0.05)	1.00	5.54	39,081	1.00	5.46	1.43	5.03
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.90	1,095,109	0.43	4.79	0.43	4.79
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.74	40,850	0.58	4.65	0.58	4.65
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.48	92,975	0.83	4.33	0.83	4.33
1999-ILA B Units	1.00	0.04	(0.04)	1.00	3.86	19,444	1.43	3.83	1.43	3.83
1999-ILA C Units	1.00	0.04	(0.04)	1.00	3.86	7,436	1.43	3.76	1.43	3.76
1999-ILA Cash Management Shares	1.00	0.04	(0.04)	1.00	4.30	1	1.00	4.44	1.43	4.01
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.32	837,185	0.43	5.19	0.43	5.19
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.16	38,836	0.58	5.05	0.58	5.05
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.90	119,309	0.83	4.79	0.83	4.79
1998-ILA B Units	1.00	0.04	(0.04)	1.00	4.27	14,412	1.43	4.07	1.43	4.07
1998-ILA C Units	1.00	0.04	(0.04)	1.00	4.27	6,814	1.43	4.13	1.43	4.13
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.03	(0.03)	1.00	4.69(d)	2	0.93(d)	4.81(d)	1.43(d)	4.31(d)

(a) Calculated based on the average units/shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.
(c) Less than $.005 per unit.
(d) Annualized.
(e) Not Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Money Market Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions — Ratio of expenses to average net assets	Ratios assuming no expense reductions — Ratio of net investment income (loss) to average net assets
For the Six Months Ended June 30, (Unaudited)										
2003-ILA Units	$1.00	$0.005	$(0.005)	$1.00	0.48%[d]	$ 617,446	0.42%[c]	0.98%[c]	0.42%[c]	0.98%[c]
2003-ILA Administration Units	1.00	0.004	(0.004)	1.00	0.41[d]	500,945	0.57[c]	0.82[c]	0.57[c]	0.82[c]
2003-ILA Service Units	1.00	0.003	(0.003)	1.00	0.28[d]	292,062	0.82[c]	0.57[c]	0.82[c]	0.57[c]
2003-ILA Cash Management Shares	1.00	0.002	(0.002)	1.00	0.20[d]	274,942	0.99[c]	0.40[c]	1.42[c]	(0.03)[c]
For the Years Ended December 31,										
2002-ILA Units	1.00	0.02	(0.02)	1.00	1.53	825,207	0.41	1.53	0.41	1.53
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.37	429,751	0.56	1.36	0.56	1.36
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	1.12	302,354	0.81	1.12	0.81	1.12
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.95	250,759	0.98	0.98	1.41	0.55
2001-ILA Units	1.00	0.04	(0.04)	1.00	4.02	1,156,176	0.41	4.13	0.41	4.13
2001-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.87	394,078	0.56	3.73	0.56	3.73
2001-ILA Service Units	1.00	0.04	(0.04)	1.00	3.61	312,776	0.81	3.55	0.81	3.55
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.43	419,362	0.98	3.33	1.41	2.90
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.18	1,753,668	0.41	6.05	0.41	6.05
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	6.02	321,440	0.56	6.12	0.56	6.12
2000-ILA Service Units	1.00	0.06	(0.06)	1.00	5.76	346,427	0.81	5.63	0.81	5.63
2000-ILA Cash Management Shares	1.00	0.06	(0.06)	1.00	5.60	315,194	0.98	5.72	1.41	5.29
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.92	1,346,765	0.41	4.80	0.41	4.80
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.76	6,961	0.56	4.64	0.56	4.64
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.50	383,932	0.81	4.42	0.81	4.42
1999-ILA Cash Management Shares	1.00	0.04	(0.04)	1.00	4.32	2	0.98	4.37	1.41	3.94
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.33	1,350,317	0.40	5.17	0.43	5.14
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.17	314,327	0.55	5.04	0.58	5.01
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.91	32,349	0.80	4.79	0.83	4.76
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.03	(0.03)	1.00	4.69[c]	2	0.90[c]	4.80[c]	1.43[c]	4.27[c]

[a] Calculated based on the average units/shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.
[c] Annualized.
[d] Not Annualized.

The accompanying notes are an integral part of these financial statements.

49

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Government Portfolio

									Ratios assuming no expense reductions	
	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/ shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Six Months Ended June 30, (Unaudited)										
2003-ILA Units	$1.00	$0.004	$(0.004)	$1.00	0.41%[d]	$ 81,854	0.44%[c]	0.83%[c]	0.51%[c]	0.76%[c]
2003-ILA Administration Units	1.00	0.003	(0.003)	1.00	0.34[d]	14,471	0.59[c]	0.67[c]	0.66[c]	0.60[c]
2003-ILA Service Units	1.00	0.002	(0.002)	1.00	0.21[d]	66,127	0.84[c]	0.43[c]	0.91[c]	0.36[c]
2003-ILA Cash Management Shares	1.00	0.001	(0.001)	1.00	0.15[d]	10,782	0.97[c]	0.30[c]	1.51[c]	(0.24)[c]
For the Years Ended December 31,										
2002-ILA Units	1.00	0.01	(0.01)	1.00	1.33	81,790	0.43	1.34	0.53	1.24
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.18	11,398	0.58	1.15	0.68	1.05
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.93	81,178	0.83	0.91	0.93	0.81
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.76	18,608	1.00	0.76	1.53	0.23
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.69	124,757	0.43	3.61	0.49	3.55
2001-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.53	6,027	0.58	2.84	0.64	2.78
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.28	57,800	0.83	3.15	0.89	3.09
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.10	22,106	1.00	3.24	1.49	2.75
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.05	126,034	0.43	5.84	0.48	5.79
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.89	562	0.58	5.57	0.63	5.52
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.63	50,733	0.83	5.42	0.88	5.37
2000-ILA Cash Management Shares	1.00	0.05	(0.05)	1.00	5.50	44,533	1.00	5.60	1.48	5.12
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.77	205,244	0.43	4.64	0.45	4.62
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.61	3,265	0.58	4.42	0.60	4.40
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.35	79,847	0.83	4.24	0.85	4.22
1999-ILA Cash Management Shares	1.00	0.04	(0.04)	1.00	4.18	153	1.00	4.68	1.45	4.23
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.21	383,243	0.43	5.09	0.45	5.07
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.05	7,692	0.58	4.94	0.60	4.92
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.79	105,732	0.83	4.67	0.85	4.65
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.03	(0.03)	1.00	4.57[c]	2	0.93[c]	4.60[c]	1.45[c]	4.08[c]

(a) Calculated based on the average units/shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.

(c) Annualized.

(d) Not Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Treasury Obligations Portfolio

| | Net asset value, beginning of period | Net investment income [a] | Distributions to unit/ shareholders | Net asset value, end of period | Total return [b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Six Months Ended June 30, (Unaudited)										
2003-ILA Units	$1.00	$0.004	$(0.004)	$1.00	0.44%	$ 167,159	0.41%[c]	0.83%[c]	0.41%[c]	0.83%[c]
2003-ILA Administration Units	1.00	0.004	(0.004)	1.00	0.36	18,841	0.56[c]	0.66[c]	0.56[c]	0.66[c]
2003-ILA Service Units	1.00	0.002	(0.002)	1.00	0.24	991,869	0.81[c]	0.43[c]	0.81[c]	0.43[c]
2003-ILA Cash Management Shares	1.00	0.002	(0.002)	1.00	0.17	43,882	0.95[c]	0.28[c]	1.41[c]	(0.18)[c]
For the Years Ended December 31,										
2002-ILA Units	1.00	0.01	(0.01)	1.00	1.42	297,858	0.41	1.36	0.41	1.36
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.27	19,567	0.56	1.19	0.56	1.19
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	1.02	2,222,340	0.81	0.93	0.81	0.93
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.85	90,681	0.98	0.77	1.41	0.34
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.61	423,561	0.43	3.43	0.44	3.42
2001-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.46	16,595	0.58	3.39	0.59	3.38
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.20	1,379,621	0.83	2.70	0.84	2.69
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.03	2,532	1.00	3.09	1.44	2.65
2000-ILA Units	1.00	0.06	(0.06)	1.00	5.95	384,023	0.42	5.77	0.42	5.77
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.79	15,095	0.57	5.51	0.57	5.51
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.52	493,259	0.82	5.49	0.82	5.49
2000-ILA Cash Management Shares (commenced August 1)	1.00	0.02	(0.02)	1.00	2.33	2,598	0.99[c]	5.53[c]	1.42[c]	5.10[c]
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.63	404,299	0.42	4.50	0.42	4.50
1999-ILA Administration Units	1.00	0.04	(0.04)	1.00	4.48	42,334	0.57	4.35	0.57	4.35
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.22	264,787	0.82	4.19	0.82	4.19
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.15	734,553	0.42	4.96	0.43	4.95
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.99	80,464	0.57	4.88	0.58	4.87
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.73	35,432	0.82	4.67	0.83	4.66

(a) Calculated based on the average units/shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.
(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Treasury Instruments Portfolio

| | Net asset value, beginning of period | Net investment income(a) | Distributions to unit/ shareholders | Net asset value, end of period | Total return(b) | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Six Months Ended June 30, (Unaudited)										
2003-ILA Units	$1.00	$0.004	$(0.004)	$1.00	0.38%	$ 66,476	0.44%(c)	0.72%(c)	0.44%(c)	0.72%(c)
2003-ILA Administration Units	1.00	0.003	(0.003)	1.00	0.30	39,654	0.59(c)	0.56(c)	0.59(c)	0.56(c)
2003-ILA Service Units	1.00	0.002	(0.002)	1.00	0.18	503,842	0.84(c)	0.31(c)	0.84(c)	0.31(c)
2003-ILA Cash Management Shares	1.00	0.001	(0.001)	1.00	0.15	24,688	0.89(c)	0.27(c)	1.44(c)	(0.28)(c)
For the Years Ended December 31,										
2002-ILA Units	1.00	0.01	(0.01)	1.00	1.33	103,658	0.43	1.26	0.44	1.25
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.17	25,910	0.58	1.09	0.59	1.08
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.92	430,601	0.83	0.84	0.84	0.83
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.75	11,602	1.00	0.68	1.44	0.24
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.59	203,239	0.43	3.49	0.47	3.45
2001-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.43	18,842	0.58	3.23	0.62	3.19
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.18	247,064	0.83	2.67	0.87	2.63
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.00	20,312	1.00	2.63	1.47	2.16
2000-ILA Units	1.00	0.05	(0.05)	1.00	5.62	201,088	0.43	5.49	0.45	5.47
2000-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.46	21,875	0.58	5.20	0.60	5.18
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.20	104,076	0.83	4.96	0.85	4.94
2000-ILA Cash Management Shares (commenced August 1)	1.00	0.02	(0.02)	1.00	2.21	11,577	1.00(c)	5.22(c)	1.45(c)	4.77(c)
1999-ILA Units	1.00	0.04	(0.04)	1.00	4.38	224,609	0.43	4.29	0.43	4.29
1999-ILA Administration Units	1.00	0.04	(0.04)	1.00	4.22	32,162	0.58	4.09	0.58	4.09
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	3.96	306,483	0.83	3.90	0.83	3.90
1998-ILA Units	1.00	0.05	(0.05)	1.00	4.96	341,476	0.30	4.83	0.43	4.70
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.80	131,685	0.45	4.68	0.58	4.55
1998-ILA Service Units	1.00	0.04	(0.04)	1.00	4.54	374,128	0.70	4.43	0.83	4.30

(a) Calculated based on the average units/shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Federal Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Six Months Ended June 30, (Unaudited)										
2003-ILA Units	$1.00	$0.004	$(0.004)	$1.00	0.45%	$1,461,347	0.41%[c]	0.89%[c]	0.41%[c]	0.89%[c]
2003-ILA Administration Units	1.00	0.004	(0.004)	1.00	0.38	760,967	0.56[c]	0.74[c]	0.56[c]	0.74[c]
2003-ILA Service Units	1.00	0.003	(0.003)	1.00	0.25	248,617	0.81[c]	0.49[c]	0.81[c]	0.49[c]
2003-ILA Cash Management Shares	1.00	0.002	(0.002)	1.00	0.17	723,273	0.97[c]	0.33[c]	1.41[c]	(0.11)[c]
For the Years Ended December 31,										
2002-ILA Units	1.00	0.01	(0.01)	1.00	1.47	1,814,911	0.41	1.47	0.41	1.47
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.32	964,512	0.56	1.31	0.56	1.31
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	1.06	279,916	0.81	1.05	0.81	1.05
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.89	700,184	0.98	0.90	1.41	0.47
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.90	3,095,942	0.41	3.96	0.41	3.96
2001-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.74	1,044,722	0.56	3.45	0.56	3.45
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.48	291,750	0.81	3.38	0.81	3.38
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.31	1,176,092	0.98	3.23	1.41	2.80
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.03	4,221,684	0.40	5.90	0.40	5.90
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.87	620,138	0.55	6.01	0.55	6.01
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.61	278,002	0.80	5.48	0.80	5.48
2000-ILA Cash Management Shares (commenced August 1)	1.00	0.02	(0.02)	1.00	2.36	778,826	1.00[c]	5.59[c]	1.43[c]	5.16[c]
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.81	3,171,330	0.41	4.72	0.41	4.72
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.66	836	0.56	4.46	0.56	4.46
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.39	284,382	0.81	4.30	0.81	4.30
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.25	2,625,705	0.34	5.10	0.42	5.02
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.09	508,297	0.49	4.97	0.57	4.89
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.83	53,994	0.74	4.71	0.82	4.63

(a) Calculated based on the average units/shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.
(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Tax-Exempt Diversified Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/ shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Six Months Ended June 30, (Unaudited)										
2003-ILA Units	$1.00	$0.004	$(0.004)	$1.00	0.39%[d]	$866,576	0.42%[c]	0.78%[c]	0.43%[c]	0.77%[c]
2003-ILA Administration Units	1.00	0.003	(0.003)	1.00	0.31[d]	644,354	0.57[c]	0.63[c]	0.58[c]	0.62[c]
2003-ILA Service Units	1.00	0.002	(0.002)	1.00	0.21[d]	13,618	0.77[c]	0.42[c]	0.83[c]	0.36[c]
2003-ILA Cash Management Shares	1.00	0.002	(0.002)	1.00	0.20[d]	345,402	0.79[c]	0.41[c]	1.43[c]	(0.23)[c]
For the Years Ended December 31,										
2002-ILA Units	1.00	0.01	(0.01)	1.00	1.11	1,022,037	0.41	1.11	0.42	1.10
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.96	401,548	0.56	0.96	0.57	0.95
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.71	34,183	0.81	0.70	0.82	0.69
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.79	261,051	0.73	0.78	1.42	0.09
2001-ILA Units	1.00	0.02	(0.02)	1.00	2.44	1,339,898	0.40	2.43	0.41	2.42
2001-ILA Administration Units	1.00	0.02	(0.02)	1.00	2.28	357,182	0.55	2.03	0.56	2.02
2001-ILA Service Units	1.00	0.02	(0.02)	1.00	2.03	74,461	0.80	1.83	0.81	1.82
2001-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	1.85	290,372	0.97	1.82	1.41	1.38
2000-ILA Units	1.00	0.04	(0.04)	1.00	3.74	1,732,707	0.41	3.67	0.42	3.66
2000-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.58	130,767	0.56	3.64	0.57	3.63
2000-ILA Service Units	1.00	0.03	(0.03)	1.00	3.33	51,389	0.81	3.26	0.82	3.25
2000-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.19	227,089	0.98	3.32	1.42	2.88
1999-ILA Units	1.00	0.03	(0.03)	1.00	2.89	1,734,623	0.42	2.85	0.42	2.85
1999-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.73	28,084	0.57	2.66	0.57	2.66
1999-ILA Service Units	1.00	0.02	(0.02)	1.00	2.48	20,991	0.82	2.41	0.82	2.41
1999-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	2.30	2	0.99	2.51	1.42	2.08
1998-ILA Units	1.00	0.03	(0.03)	1.00	3.17	1,562,285	0.35	3.12	0.41	3.06
1998-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.02	26,509	0.50	2.98	0.56	2.92
1998-ILA Service Units	1.00	0.03	(0.03)	1.00	2.76	37,850	0.75	2.72	0.81	2.66
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.02	(0.02)	1.00	2.61[c]	2	0.85[c]	2.66[c]	1.41[c]	2.10[c]

[a] Calculated based on the average units/shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.
[c] Annualized.
[d] Not Annualized.

54

The accompanying notes are an intergral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Tax-Exempt California Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Six Months Ended June 30, (Unaudited)										
2003-ILA Units	$1.00	$0.004	$(0.004)	$1.00	0.35%[d]	$410,606	0.43%[c]	0.71%[c]	0.44%[c]	0.70%[c]
2003-ILA Administration Units	1.00	0.003	(0.003)	1.00	0.28[d]	271,952	0.58[c]	0.56[c]	0.59[c]	0.55[c]
2003-ILA Service Units	1.00	0.002	(0.002)	1.00	0.22[d]	2	0.67[c]	0.47[c]	0.84[c]	0.30[c]
2003-ILA Cash Management Shares	1.00	0.002	(0.002)	1.00	0.21[d]	105,968	0.73[c]	0.41[c]	1.44[c]	(0.30)[c]
For the Years Ended December 31,										
2002-ILA Units	1.00	0.01	(0.01)	1.00	1.00	359,166	0.43	0.99	0.44	0.98
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.85	98,643	0.58	0.84	0.59	0.83
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.60	284	0.83	0.61	0.84	0.60
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.68	53,050	0.75	0.67	1.44	(0.02)
2001-ILA Units	1.00	0.02	(0.02)	1.00	2.08	305,626	0.43	2.13	0.45	2.11
2001-ILA Administration Units	1.00	0.02	(0.02)	1.00	1.92	70,281	0.58	1.82	0.60	1.80
2001-ILA Service Units	1.00	0.02	(0.02)	1.00	1.67	84	0.83	1.84	0.85	1.82
2001-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	1.50	62,986	1.00	1.53	1.45	1.08
2000-ILA Units	1.00	0.03	(0.03)	1.00	3.17	650,980	0.42	3.08	0.43	3.07
2000-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.02	27,490	0.56	2.99	0.57	2.98
2000-ILA Service Units	1.00	0.03	(0.03)	1.00	2.76	63	0.82	2.22	0.83	2.21
2000-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	2.63	71,162	0.98	2.74	1.42	2.30
1999-ILA Units	1.00	0.03	(0.03)	1.00	2.60	895,469	0.42	2.58	0.42	2.58
1999-ILA Administration Units	1.00	0.02	(0.02)	1.00	2.45	8,910	0.57	2.38	0.57	2.38
1999-ILA Service Units	1.00	0.02	(0.02)	1.00	2.19	27,229	0.82	2.39	0.82	2.39
1999-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	2.02	1	0.99	2.15	1.42	1.72
1998-ILA Units	1.00	0.03	(0.03)	1.00	2.84	584,615	0.41	2.79	0.41	2.79
1998-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.68	512	0.56	2.84	0.56	2.84
1998-ILA Service Units	1.00	0.02	(0.02)	1.00	2.43	2	0.81	2.48	0.81	2.48
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.02	(0.02)	1.00	2.25[c]	2	0.91[c]	2.37[c]	1.41[c]	1.87[c]

[a] Calculated based on the average units/shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.
[c] Annualized.
[d] Not Annualized.

The accompanying notes are an intergral part of these financial statements.

55

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Tax-Exempt New York Portfolio

	Net asset value, beginning of period	Net investment income(a)	Distributions to unit/ shareholders	Net asset value, end of period	Total return(b)	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Six Months Ended June 30, (Unaudited)										
2003-ILA Units	$1.00	$0.004	$(0.004)	$1.00	0.35%(d)	$122,398	0.44%(c)	0.71%(c)	0.47%(c)	0.68%(c)
2003-ILA Administration Units	1.00	0.003	(0.003)	1.00	0.28(d)	94,452	0.59(c)	0.57(c)	0.62(c)	0.54(c)
2003-ILA Service Units	1.00	0.002	(0.002)	1.00	0.19(d)	123	0.78(c)	0.38(c)	0.87(c)	0.29(c)
2003-ILA Cash Management Shares	1.00	0.002	(0.002)	1.00	0.18(d)	75,625	0.78(c)	0.37(c)	1.47(c)	(0.32)(c)
For the Years Ended December 31,										
2002-ILA Units	1.00	0.01	(0.01)	1.00	0.99	128,959	0.43	0.98	0.47	0.94
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.83	99,406	0.58	0.83	0.62	0.79
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.59	123	0.83	0.58	0.87	0.54
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.66	56,104	0.75	0.66	1.47	(0.06)
2001-ILA Units	1.00	0.02	(0.02)	1.00	2.23	122,610	0.43	2.27	0.47	2.23
2001-ILA Administration Units	1.00	0.02	(0.02)	1.00	2.07	116,028	0.58	2.04	0.62	2.00
2001-ILA Service Units	1.00	0.02	(0.02)	1.00	1.81	315	0.83	2.08	0.87	2.04
2001-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	1.64	42,440	1.00	1.50	1.47	1.03
2000-ILA Units	1.00	0.04	(0.04)	1.00	3.57	176,618	0.43	3.51	0.47	3.47
2000-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.41	82,019	0.58	3.44	0.62	3.40
2000-ILA Service Units	1.00	0.03	(0.03)	1.00	3.15	303	0.83	3.33	0.87	3.29
2000-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.02	13,758	1.00	3.15	1.47	2.68
1999-ILA Units	1.00	0.03	(0.03)	1.00	2.76	160,301	0.43	2.73	0.44	2.72
1999-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.60	37,836	0.58	2.61	0.59	2.60
1999-ILA Service Units	1.00	0.02	(0.02)	1.00	2.35	2	0.83	2.29	0.84	2.28
1999-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	2.17	2	1.00	2.34	1.44	1.90
1998-ILA Units	1.00	0.03	(0.03)	1.00	3.02	122,550	0.36	2.96	0.51	2.81
1998-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.87	21,580	0.51	2.85	0.66	2.70
1998-ILA Service Units	1.00	0.03	(0.03)	1.00	2.61	2	0.76	2.61	0.91	2.46
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.02	(0.02)	1.00	2.46(c)	1	0.86(c)	2.56(c)	1.51(c)	1.91(c)

(a) Calculated based on the average units/shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.
(c) Annualized.
(d) Not Annualized.

The accompanying notes are an intergral part of these financial statements.

This Semiannual Report is authorized for distribution to prospective investors only when preceded or accompanied by a Goldman Sachs Trust Institutional Liquid Assets Prospectus which contains facts concerning each Portfolio's objectives and policies, management, expenses and other information.

GOLDMAN, SACHS & CO.

Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

Investment Adviser

Goldman Sachs Funds
32 Old Slip
New York, NY 10005



ILA/SAR 6/03

ITEM 2.   CODE OF ETHICS.

       Not applicable to semi-annual reports for the period ended June 30, 2003.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

       Not applicable to semi-annual reports for the period ended June 30, 2003.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

       Not applicable to semi-annual reports for the period ended June 30, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

       Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

       Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

     (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing date of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

     (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 10.   EXHIBITS.

    (a)   Not applicable to semi-annual reports for the period ended June 30, 2003.

    (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

    (b)   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        Attached here to

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: August 14, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: August 14, 2003

By: /s/ John M. Perlowski
_____

John M. Perlowski
Treasurer/Principal Financial Officer of
Goldman Sachs Trust

Date: August 14, 2003